Exhibit 99.1

INCOME STATEMENT

for the year ended 30 June

		2018	2017	2016
	Note	Rm	Rm	Rm
Turnover	2	181 461	172 407	172 942
Materials, energy and consumables used	3	(76 606)	(71 436)	(71 320)
Selling and distribution costs		(7 060)	(6 405)	(6 914)
Maintenance expenditure		(9 163)	(8 654)	(8 453)
Employee-related expenditure	4	(27 468)	(24 417)	(23 911)
Exploration expenditure and feasibility costs		(352)	(491)	(282)
Depreciation and amortisation		(16 425)	(16 204)	(16 367)
Other expenses and income		(15 316)	(12 550)	(9 073)
Transiation (losses)/gains	5	(11)	(1 201)	150
Other operating expenses and income	6	(15 305)	(11 349)	(9 223)
Equity accounted profits, net of tax	20	1 443	1 071	509
Operating profit before remeasurement items and Sasol Khanyisa share-based payment		30 514	33 321	37 131
Remeasurement items	9	(9 901)	(1 616)	(12 892)
Sasol Khanyisa share-based payment	35	(2 866)	—	—
Earnings before interest and tax (EBIT)		17 747	31 705	24 239
Finance income	7	1 716	1 568	1 819
Finance costs	7	(3 759)	(3 265)	(2 340)
Earnings before tax		15 704	30 008	23 718
Taxation	12	(5 558)	(8 495)	(8 691)
Earnings for the year		10 146	21 513	15 027
Attributable to
Owners of Sasol Limited		8 729	20 374	13 225
Non-controlling interests in subsidiaries		1 417	1 139	1 802
		10 146	21 513	15 027

		Rand	Rand	Rand
Per share information
Basic earnings per share	8	14,26	33,36	21,66
Diluted earnings per share	8	14,18	33,27	21,66

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June

	2018	2017	2016
	Rm	Rm	Rm
Earnings for the year	10 146	21 513	15 027
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	6 068	(8 931)	13 253
Effect of translation of foreign operations**	5 237	(10 074)	15 112
Effect of cash flow hedges**	1 233	1 821	(2 855)
Fair value of investments available-for-sale	13	11	(7)
Tax on items that can be subsequently reclassified to the income statement	(415)	(689)	1 003
Items that cannot be subsequently reclassified to the income statement	(54)	743	(546)
Remeasurement on post-retirement benefit obligation***	(80)	1 114	(877)
Tax on items that cannot be subsequently reclassified to the income statement	26	(371)	331

Total comprehensive income for the year	16 160	13 325	27 734
Attributable to
Owners of Sasol Limited	14 727	12 234	25 890
Non-controlling interests in subsidiaries	1 433	1 091	1 844
	16 160	13 325	27 734

**               These amounts include the loss of R286 million (2017 – R302 million; 2016 – R97 million) on reclassification from the cash flow hedge reserve and a gain of R468 million (2017 – (Rnil); 2016 – (R840 million)) on reclassification from the foreign currency translation reserve, respectively, to profit and loss.

***        Includes the effect of a loss/(gain) of R1 051 million (2017 – (R105 million); 2016 – R749 million) relating to the movement in the asset limitation, as well as a loss/(gain) of R1 million (2017 – R50 million; 2016 – (R63 million)) on reimbursive rights related to post-retirement benefits, recognised in long-term receivables.

STATEMENT OF FINANCIAL POSITION

at 30 June

		2018	2017
	Note	Rm	Rm
Assets
Property, plant and equipment	17	167 457	158 773
Assets under construction	18	165 361	130 734
Goodwill and other intangible assets		2 687	2 361
Equity accounted investments	20	10 991	11 813
Other long-term investments		951	987
Post-retirement benefit assets	33	1 498	622
Long-term receivables and prepaid expenses	19	4 646	2 613
Long-term financial assets	40	291	—
Deferred tax assets	14	4 096	3 082
Non-current assets		357 978	310 985
Assets in disposal groups held for sale	11	113	216
Short-term investments		85	—
Inventories	23	29 364	25 374
Tax receivable	13	3 302	2 538
Trade and other receivables	24	29 729	27 641
Short-term financial assets	40	1 536	2 739
Cash restricted for use	27	1 980	1 803
Cash	27	15 148	27 643
Current assets		81 257	87 954
Total assets		439 235	398 939
Equity and liabilities
Shareholders’ equity		222 985	211 711
Non-controlling interests		5 623	5 523
Total equity		228 608	217 234
Long-term debt	16	89 411	72 560
Finance leases	16	7 280	1 752
Long-term provisions	31	15 160	16 648
Post-retirement benefit obligations	33	11 900	11 069
Long-term deferred income		879	910
Long-term financial liabilities	40	133	733
Deferred tax liabilities	14	25 908	25 860
Non-current liabilities		150 671	129 532
Liabilities in disposal groups held for sale	11	36	—
Short-term debt	16	14 709	9 718
Short-term provisions	32	3 508	3 007
Tax payable	13	2 318	1 903
Trade and other payables	25	37 150	36 400
Short-term deferred income		220	282
Short-term financial liabilities	40	1 926	740
Bank overdraft	27	89	123
Current liabilities		59 956	52 173
Total equity and liabilities		439 235	398 939

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June

			Share-
		Share	based		Foreign	Cash flow	Remeasurement
	Share	repurchase	payment	Investment	currency	hedge	on post-			Non-
	capital	programme	reserve	fair value	translation	accounting	retirement	Retained	Shareholders’	controlling	Total
	Note 15	Note 15	Note 35	reserve	reserve	reserve	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2015	29 228	(2 641)	(12 403)	42	18 289	(7)	(1 976)	161 078	191 610	4 873	196 483
Shares issued on implementation of share options	54	—	—	—	—	—	—	—	54	—	54
Share-based payment expense	—	—	123	—	—	—	—	—	123	—	123
Expiry of Sasol share incentive scheme	—	—	(1 302)	—	—	—	—	1 302	—	—	—
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	8	(8)	—	—	—
Total comprehensive income for the year	—	—	—	(16)	15 027	(1 781)	(565)	13 225	25 890	1 844	27 734
profit	—	—	—	—	—	—	—	13 225	13 225	1 802	15 027
other comprehensive income for the year	—	—	—	(16)	15 027	(1 781)	(565)	—	12 665	42	12 707
Dividends paid	—	—	—	—	—	—	—	(10 680)	(10 680)	(1 296)	(11 976)
Balance at 30 June 2016	29 282	(2 641)	(13 582)	26	33 316	(1 788)	(2 533)	164 917	206 997	5 421	212 418
Shares issued on implementation of share options	—	—	—	—	—	—	—	—	—	—	—
Share-based payment expense	—	—	463	—	—	—	—	—	463	—	463
Long-term incentive scheme converted to equity-settled*	—	—	645	—	—	—	—	—	645	—	645
Long-term incentives vested and settled	—	—	(51)	—	—	—	—	51	—	—	—
Total comprehensive income for the year	—	—	—	7	(10 031)	1 141	743	20 374	12 234	1 091	13 325
profit	—	—	—	—	—	—	—	20 374	20 374	1 139	21 513
other comprehensive income for the year	—	—	—	7	(10 031)	1 141	743	—	(8 140)	(48)	(8 188)
Dividends paid	—	—	—	—	—	—	—	(8 628)	(8 628)	(989)	(9 617)
Balance at 30 June 2017	29 282	(2 641)	(12 525)	33	23 285	(647)	(1 790)	176 714	211 711	5 523	217 234
Transactions with non-controlling shareholders	—	—	—	—	—	—	—	—	—	(51)	(51)
Share capital & Share premium unwind in Inzalo	—	—	—	—	—	—	—	—	—	—	—
Movement in share-based payment reserve	—	—	989	—	—	—	—	—	989	—	989
Share-based payment expense	—	—	823	—	—	—	—	—	823	—	823
Deferred tax	—	—	166	—	—	—	—	—	166	—	166
Unwind of Sasol Inzalo transaction	(12 698)	—	6 999	—	—	—	—	6 256	557	(557)	—
Repurchase of shares	(12 698)	—	12 698	—	—	—	—	557	557	(557)	—
Share-based payment reserve to retained earnings	—	—	(5 699)	—	—	—	—	5 699	—	—	—
Long-term incentives vested and settled	—	—	(605)	—	—	—	—	605	—	—	—
Implementation of Sasol Khanyisa transaction	1 832	—	1 121	—	—	—	—	—	2 953	—	2 953
Share-based payment expense	—	—	2 953	—	—	—	—	—	2 953	—	2 953
Shares issued to Sasol Khanyisa Employee Trust	1 832	—	(1 832)	—	—	—	—	—	—	—	—
Repurchase of shares	(2 641)	2 641	—	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	—	—	10	5 215	827	(54)	8 729	14 727	1 433	16 160
profit					—	—	—	8 729	8 729	1 417	10 146
other comprehensive income for the year	—	—	—	10	5 215	827	(54)	—	5 998	16	6 014
Dividends paid	—	—	—	—	—	—	—	(7 952)	(7 952)	(725)	(8 677)
Balance at 30 June 2018	15 775	—	(4 021)	43	28 500	180	(1 844)	184 352	222 985	5 623	228 608

* Refer to note 35 for further detail on the conversion of the long-term incentive scheme

STATEMENT OF CASH FLOWS

for the year ended 30 June

		2018	2017	2016
	Note	Rm	Rm	Rm
Cash receipts from customers		178 672	172 061	175 994
Cash paid to suppliers and employees		(135 795)	(127 992)	(121 321)
Cash generated by operating activities	28	42 877	44 069	54 673
Dividends received from equity accounted investments	20	1 702	1 539	887
Finance income received	7	1 565	1 464	1 633
Finance costs paid	7	(4 797)	(3 612)	(3 249)
Tax paid	13	(7 041)	(6 352)	(9 329)
Cash available from operating activities		34 306	37 108	44 615
Dividends paid	30	(7 952)	(8 628)	(10 680)
Cash retained from operating activities		26 354	28 480	33 935
Additions to non-current assets(1)		(55 891)	(56 812)	(70 497)
additions to property, plant and equipment	17	(714)	(390)	(4 304)
additions to assets under construction	18	(52 635)	(59 892)	(69 422)
additions to other intangible assets		(35)	(61)	(22)
(decrease)/increase in capital project related payables		(2 507)	3 531	3 251
Additional cash contributions to equity accounted investments		(164)	(444)	(548)
Proceeds on disposals and scrappings	10	2 316	788	569
Net cash disposed of on disposal of businesses	10	(36)	—	—
Purchase of investments		(124)	(96)	(223)
Proceeds from sale of investments		114	28	171
Increase in long-term receivables		(194)	(141)	(506)
Cash used in investing activities		(53 979)	(56 677)	(71 034)
Share capital issued on implementation of share options		—	—	54
Dividends paid to non-controlling shareholders in subsidiaries		(725)	(989)	(1 296)
Proceeds from long-term debt	16	24 961	9 277	34 008
Repayment of long-term debt	16	(9 199)	(2 364)	(3 120)
Proceeds from short-term debt		1 957	4 033	2 901
Repayment of short-term debt		(2 607)	(1 410)	(3 369)
Cash generated by financing activities		14 387	8 547	29 178
Translation effects on cash and cash equivalents		954	(3 207)	7 069
Decrease in cash and cash equivalents		(12 284)	(22 857)	(852)
Cash and cash equivalents at the beginning of year		29 323	52 180	53 032
Cash and cash equivalents at the end of the year	27	17 039	29 323	52 180

(1)         Additions to non-current assets, including capital accruals, amounts to R53 384 million (2017 — R60 343 million; 2016 — R73 748 million)

SEGMENT INFORMATION

			Exploration														Net tax
			and Production				Base		Performance						Deferred tax assets		receivable/		Post-retirement		Total per statement
	Mining		International		Energy		Chemicals***		Chemicals***		Group Functions		Total		and liabilities		payable		benefit assets		of financial position
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
Non-current assets	25 197	23 489	14 217	18 142	64 526	60 840	119 584	102 700	122 187	97 003	6 673	5 107	352 384	307 281	4 096	3 082	—	—	1 498	622	357 978	310 985
Current assets	2 547	1 986	2 339	2 579	20 657	17 094	15 186	12 940	26 863	25 026	10 363	25 791	77 955	85 416	—	—	3 302	2 538	—	—	81 257	87 954
Non-current liabilities	1 629	2 574	5 684	6 625	11 616	9 344	37 605	26 488	37 682	27 205	30 547	31 436	124 763	103 672	25 908	25 860	—	—	—	—	150 671	129 532
Current liabilities	2 801	2 440	2 371	1 271	11 462	11 030	9 090	9 821	13 377	13 646	18 537	12 062	57 638	50 270	—	—	2 318	1 903	—	—	59 956	52 173

				Exploration and Production
	Mining			International			Energy			Base Chemicals***			Performance Chemicals***			Group Functions			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement
External turnover	3 446	2 946	2 360	1 610	1 750	1 706	69 110	64 254	63 818	39 517	37 794	36 424	67 738	65 147	68 526	40	516	108	181 461	172 407	172 942
Total turnover	19 797	18 962	16 975	4 198	4 084	4 211	69 773	64 772	64 341	40 091	38 414	37 795	69 766	67 227	70 906	52	516	108	203 677	193 975	194 336
Intersegmental turnover	(16 351)	(16 016)	(14 615)	(2 588)	(2 334)	(2 505)	(663)	(518)	(523)	(574)	(620)	(1 371)	(2 028)	(2 080)	(2 380)	(12)	—	—	(22 216)	(21 568)	(21 394)
Earnings before interest and tax	5 244	3 725	4 739	(3 683)	585	(11 714)	14 081	11 218	14 069	588	6 862	5 606	8 183	8 763	10 156	(6 666)	552	1 383	17 747	31 705	24 239
Earnings attributable to owners of Sasol Limited	3 336	2 266	3 000	(4 168)	47	(10 972)	8 558	6 395	9 112	1 862	5 879	4 795	7 647	7 144	7 501	(8 506)	(1 357)	(211)	8 729	20 374	13 225
Effect of remeasurement items*	34	6	31	4 241	(6)	9 963	971	1 844	1 267	4 499	(901)	1 723	116	663	55	40	10	(147)	9 901	1 616	12 892
Depreciation and amortisation	1 677	1 905	1 673	1 465	2 053	3 042	4 817	4 496	4 194	3 923	3 687	3 296	3 798	3 328	3 541	745	735	621	16 425	16 204	16 367
Statement of cash flows
Cash flow from operations	6 877	5 401	6 465	2 665	1 726	2 946	17 158	17 996	17 178	8 241	10 562	10 475	13 079	13 186	14 719	(1 382)	(2 635)	1 190	46 638	46 236	52 973
Additions to non-current assets**	3 729	2 839	3 459	2 525	2 600	8 938	6 650	6 781	6 348	19 553	23 446	28 687	20 130	23 791	25 376	797	886	940	53 384	60 343	73 748
Other disclosures
Capital commitments*	2 640	3 099	3 563	18 811	19 431	23 648	10 320	10 327	9 588	16 781	29 722	51 449	14 125	27 396	48 422	599	761	616	63 276	90 736	137 286

*                        Excludes equity accounted investments

**                   Includes capital accruals

***              The financial results have been restated for the transfer of the US Ethylene business from Performance Chemicals to Base Chemicals

GEOGRAPHIC SEGMENT INFORMATION

	Mining			Exploration and Production International			Energy			Base Chemicals**			Performance Chemicals**			Group Functions			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
External turnover*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	—	—	—	—	—	—	65 827	60 814	60 312	19 569	17 997	18 040	3 064	3 186	3 396	—	—	—	88 460	81 997	81 748
Rest of Africa	—	—	—	341	355	379	3 282	3 438	3 502	2 076	2 716	2 429	856	821	1 179	—	34	87	6 555	7 364	7 576
Europe	2 691	2 040	1 496	985	835	861	1	2	3	6 540	5 392	4 932	33 505	29 791	32 641	—	—	—	43 722	38 060	39 933
North America	—	—	—	284	560	466	—	—	1	5 341	2 643	2 286	17 479	19 960	20 650	—	—	—	23 104	23 163	23 403
South America	—	—	—	—	—	—	—	—	—	410	307	354	1 518	1 758	2 178	—	—	—	1 928	2 065	2 532
Asia, Australasia and Middle East	755	906	864	—	—	—	—	—	—	5 581	8 739	8 383	11 316	9 631	8 482	40	482	21	17 692	19 758	17 750
Total operations	3 446	2 946	2 360	1 610	1 750	1 706	69 110	64 254	63 818	39 517	37 794	36 424	67 738	65 147	68 526	40	516	108	181 461	172 407	172 942

*	The analysis of turnover is based on the location of the customer
**	The financial results have been restated for the transfer of the US Ethylene business from Performance Chemicals to Base Chemicals

	Mining			Exploration and Production International			Energy			Base Chemicals**			Performance Chemicals**			Group Functions			Total
Earnings before interest	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
and tax*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	3 796	2 775	4 232	1 008	1 307	860	13 064	12 248	12 504	(2 929)	2 723	3 626	1 263	1 516	2 627	(7 617)	(125)	899	8 585	20 444	24 748
Rest of Africa	—	—	—	(1 282)	707	506	926	(85)	2 588	350	185	261	88	121	220	553	26	20	635	954	3 595
Europe	1 131	658	321	194	(503)	(1 694)	—	(47)	47	722	642	505	3 620	3 076	2 695	345	84	479	6 012	3 910	2 353
North America	—	—	—	(3 595)	(728)	(10 922)	(1 010)	(1 756)	(753)	531	1 966	94	1 708	2 304	2 224	50	85	(18)	(2 316)	1 871	(9 375)
South America	—	—	—	—	—	—	—	—	—	61	39	40	218	221	708	—	—	—	279	260	748
Asia, Australasia and Middle East	317	292	186	(8)	(198)	(464)	1 101	858	(317)	1 853	1 307	1 080	1 286	1 525	1 682	3	482	3	4 552	4 266	2 170
Total operations	5 244	3 725	4 739	(3 683)	585	(11 714)	14 081	11 218	14 069	588	6 862	5 606	8 183	8 763	10 156	(6 666)	552	1 383	17 747	31 705	24 239

*	Includes equity accounted profits/(losses) remeasurement items and once-off share-based payment expenses

Non-current assets

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
South Africa	143 493	139 398	139 422
Rest of Africa	18 443	17 856	12 136
Europe	15 389	13 925	13 903
North America	165 742	125 983	100 247
South America	1	1	1
Asia, Australasia and Middle East	9 316	10 118	12 869
Total operations	352 384	307 281	278 578
Deferred tax asset	4 096	3 082	3 389
Post-retirement benefit assets	1 498	622	614
Total non-current assets	357 978	310 985	282 581

REPORTING SEGMENTS

The group has six main reportable segments that reflects the structure used by the Joint Presidents and Chief Executive Officers to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). The group evaluates the performance of its reportable segments based on operating profit.

The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol are the Joint Presidents and Chief Executive Officers.

Operating business units

Mining

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Synfuels, for utility purposes to Sasolburg Operations; and to third parties in the export market.

Mining sells coal under both long- and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Title and risks, and rewards of ownership pass to the customer
Free on Board	When coal is loaded onto the vessel at Richards Bay Coal Terminal — the customer is responsible for shipping and handling costs.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Exploration and Production International

Exploration and Production International (E&PI) develops and manages the group’s upstream interests in oil and gas exploration and production in Mozambique, South Africa, Canada and Gabon.

E&PI sells Mozambican gas under long-term contracts to both Sasol and external customers, condensate on short-term contracts, and Canadian gas into the market at spot prices. Oil is sold to customers under annual contracts. Prices are determinable from the agreements, and on the open market.

Strategic business units

Performance Chemicals

Performance Chemicals markets commodity and differentiated performance chemicals. The key product lines are organics, inorganics and wax. These are produced in various Sasol production facilities around the world.

Base Chemicals

Base Chemicals markets commodity chemicals based on the group’s upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. The key product lines are polymers, solvents and ammonia-based explosives and fertilisers. These are produced in various Sasol production facilities around the world.

The Base and Performance Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which, in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer. Prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer.

The date of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Ex-tank sales	When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Ex-works	When products are loaded into the customer’s vehicle or unloaded at the seller’s premises.
Carriage Paid To	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board	When products are loaded into the transport vehicle — the customer is responsible for shipping and handling costs.
Cost Insurance Freight and Cost Freight Railage	When products are loaded into the transport vehicle — the seller is responsible for shipping and handling costs which are included in the selling price.
Delivered at Place	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Energy

Energy is responsible for the sales and marketing of liquid fuels, pipeline gas and electricity. In South Africa, Energy sells approximately nine billion litres of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, as well as some products purchased from other refiners. Energy markets approximately 55 billion of standard cubic feet (bscf) of natural and methane-rich gas a year.

Energy sells liquid fuel products under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies. The prices for retail sales are regulated and fixed by South African law. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Turnover is recognised under the following arrangements:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Commercial sales transactions and sales to other oil companies

The risks and rewards of ownership, as well as the title of the product, transfer to the customer when product is delivered to the customer site. This is the point where collectability is reasonably assured.

Dealer-owned supply agreements and franchise agreements

The risks and rewards of ownership of the product transfer to the customer upon delivery of the product to the customer. Title under these contracts is retained to enable recovery of the goods in the event of a customer default on payment. However, the title to the goods does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Gas is sold under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership pass to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

The Energy business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar, and an indirect 10% share in Escravos GTL in Nigeria.

Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon proof of completion of the service.

Group Functions

Group Functions includes head office and centralised treasury operations.

1                                         Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the Board of Directors on 17 August 2018 and will be presented to shareholders at the Annual General Meeting on 16 November 2018.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis.

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Accounting policies

Except as otherwise disclosed, the accounting policies applied in the consolidated financial statements are consistent with those applied in previous years. These accounting policies are consistently applied throughout the group.

Accounting standards, interpretations and amendments to published accounting standards

The new accounting standards listed below will become effective in future reporting periods and have not been adopted by the group in these financial statements. The new standards will be implemented on their effective dates in accordance with the requirements of the new standards. There are no other standards and interpretations in issue but not yet adopted that will have a material impact on the group.

IFRS 9 ‘Financial Instruments’ (Effective 1 January 2018)

IFRS 9 was issued in July 2014 and replaces IAS 39, Financial Instruments. Sasol adopted IFRS 9 in the period commencing 1 July 2018.

IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities, including a new impairment model which will result in earlier recognition of losses and new rules for hedging accounting. Under IFRS 9, the group’s financial assets will be classified as measured at amortised cost, fair value through profit or loss, or fair value through other comprehensive income. Whilst financial assets will be reclassified into the categories required by IFRS 9, the group has not identified any significant impacts on the measurement of its financial assets and financial liabilities as a result of the classification and measurement requirements of the new standard. The accounting policy for listed equity investments will depend on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities in future will be classified as fair value through profit and loss. Listed equity investments held for other purposes will be classified as fair value through other comprehensive income. The adjustment to the 2018 opening statement of financial position is expected to be immaterial. For financial liabilities the existing classification and measurement requirements of IAS 39 will remain the same.

The hedge accounting requirements have been simplified and are more closely aligned to an entity’s risk management strategy. Sasol, will however only implement the hedging requirements once the impact thereof has been fully assessed.

The financial asset impairment requirements of IFRS 9 introduce a forward-looking expected credit loss model that results in earlier recognition of credit losses than the incurred loss model of IAS 39. Given the short-term nature of the majority of financial assets and the group’s active management of credit risk, the group does not expect a significant impact on adoption of IFRS 9’s impairment requirements. The adjustment to the 2018 opening statement of financial position, which will reduce both the carrying amounts of financial assets and the retained earnings will not be material.

IFRS 15 ‘Revenue from contracts with customers’ (Effective 1 January 2018)

IFRS 15 was issued in May 2014 and replaces IAS 18, Revenue and certain other standards and interpretations, Sasol adopted IFRS 15 on 1 July 2018 and has elected to apply the “modified retrospective” approach to implementation.

IFRS 15 requires entities to recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This core principle is achieved through a five step methodology that is required to be applied to all contracts with customers.

Management has assessed the potential impact of IFRS 15 on the financial statements of the group and the new standard does not have a significant impact on the timing or amount of the group’s revenue recognition. However, the accounting for certain contracts, such as those with provisional pricing or take-or-pay arrangements, and for underlifts and overlifts, have been identified as areas of potential change. However, these do not have a significant effect on the group’s measurement and recognition of revenue and therefore no transition adjustment will be presented.

IFRS 15 requires the disclosure of revenue from contracts with customers to be disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. It is the group’s intention to provide additional disclosure of revenue from contracts with customers disaggregated by product grouping and reportable segments.

IFRS 16 ‘Leases’ (Effective 1 January 2019)

IFRS 16 introduces a single lease accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

The group will adopt IFRS 16 on 1 July 2019. An implementation project was initiated in 2016 and work is progressing including a system solution to hold lease data and generate accounting entries. Work streams have also been initiated to cover data and processes, accounting policy development and the impacts on key performance indicators and financial metrics. On transition, the group intends to adopt the full retrospective approach permitted by the standard, which requires restatement of the comparative period’s financial information.

The group’s evaluation of the effect of adoption of the standard is ongoing but it is expected that it will have a material effect on the group’s financial statements, significantly increasing the group’s recognised assets and liabilities. We expect a likely increase in the depreciation expense and also an increase in cash flows from operating activities as the lease payments will be disclosed as financing outflows in our cash flow statement. Variable lease payments that do not depend on an index or rate are not included in the lease liability and will continue to be presented as operating cash flows.

Information on the group’s leases currently classified as operating leases, which are not recognised on the statement of financial position, presented in Note 37 and provides an indication of the magnitude of assets and liabilities that will be recognised on the statement of financial position on date of adoption. However, the commitments information provided in Note 37 is on an undiscounted basis whereas the amounts recognised under the new standard will be on a discounted basis. The discount rates to be used on transition will be incremental borrowing rates as appropriate for each lease based on factors such as the lessee country of operation, lease term, nature of asset and commencement date. Currently across the group, the incremental borrowing rates applicable to the significant portion of the undiscounted lease cash flows range from 9,95% - 11,95% (South Africa), 5% - 7,8% (China) and 3% - 7% (United States). There will likely be other differences in the amounts recognised and our evaluation of the precise impact is ongoing.

Based on the group’s current assessment, the impact is expected to be between R9 billion — R12 billion of additional liabilities that will be recognised on the statement of financial position with a corresponding lease asset. The additional lease liabilities will add between 4,5% - 6,5% on gearing.

IAS 23 ‘Borrowing Costs’ (Effective 1 January 2019)

The amendment to IAS 23 clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

Sasol has a large number of projects to which borrowing costs are capitalised. The amendment would result in a higher capitalisation of interest which is currently recognised in earnings.

OPERATING ACTIVITIES

2                                      Turnover

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Sale of products	178 463	169 115	170 830
Services rendered	1 612	1 549	1 695
Other trading income	1 386	1 743	417
	181 461	172 407	172 942

Accounting policies:

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees and royalties.

Revenue is recognised when the following criteria are met:

•                  evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•                  transaction costs can be reliably measured;

•                  the selling price is fixed or determinable; and

•                  collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•                  the sale of products is recognised when the group has substantially transferred all the risks and rewards of ownership and no longer retains continuing managerial involvement associated with ownership or effective control;

•                  services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project; and

•                  licence fees and royalties are recognised on an accrual basis.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

For further information on revenue recognition, refer to Segment information on pages 50 to 51.

3                                  Materials, energy and consumables used

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	66 928	63 291	63 781
Cost of electricity and other consumables used in production process	9 678	8 145	7 539
	76 606	71 436	71 320

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

4                              Employee-related expenditure

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		28 448	26 646	25 878
salaries, wages and other employee-related expenditure		26 388	24 814	23 996
post-employment benefits		2 060	1 832	1 882
Share-based payment expenses		1 565	226	494
equity-settled	35	910	463	123
cash-settled	34	655	(237)	371
Total employee-related expenditure		30 013	26 872	26 372
Costs capitalised to projects		(2 545)	(2 455)	(2 461)
Per income statement		27 468	24 417	23 911

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2018	2017	2016
for the year ended 30 June	Number	Number	Number
Permanent employees	31 020	30 600	29 726
Non-permanent employees	250	300	374
	31 270	30 900	30 100

The number of employees by area of employment is analysed as follows:

	2018	2017	2016
for the year ended 30 June	Number	Number	Number
Business segmentation
• Mining	7 471	7 483	7 263
• Exploration and Production International	430	416	413
• Energy	5 069	5 008	4 820
• Base Chemicals	6 723	6 430	6 145
• Performance Chemicals	6 601	6 443	6 342
• Group Functions	4 976	5 120	5 117
Total operations	31 270	30 900	30 100

Accounting policies:

Remuneration of employees is charged to the income statement, except where it is capitalised to projects in line with the accounting policy for assets under construction.

Short-term employee benefits

Short-term employee benefits includes salaries, wages and costs of temporary employees, paid vacation leave, sick leave and incentive bonuses.

Long-term employee benefits

Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value.

Post-retirement benefits

Further information on these benefits is provided in Note 33, and include defined benefit contribution plans, as well as defined benefit plans.

5                           Translation (losses)/gains

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Arising from
Trade and other receivables	132	(909)	1 431
Trade and other payables	(354)	237	(142)
Foreign currency loans	(103)	313	(1 475)
Other	314	(842)	336
	(11)	(1 201)	150
Business segmentation
•Mining	(18)	(19)	12
•Exploration and Production International	289	337	(694)
•Energy	(45)	(299)	(53)
•Base Chemicals	(31)	(336)	375
•Performance Chemicals	71	(357)	499
•Group Functions	(277)	(527)	11
Total operations	(11)	(1 201)	150

Differences arising on the translation of monetary assets and liabilities into functional currency.

6                           Other operating expenses and income

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Rentals	1 497	1 367	1 243
Insurance	432	511	457
Computer costs	2 042	1 991	1 832
Hired labour	838	878	893
Audit remuneration	88	89	85
Derivative losses/(gains) (including foreign exchange contracts)(1)	3 927	(635)	(1 250)
Professional fees	1 971	1 383	1 202
Enablement of digital and continuous improvement initiatives	409	17	—
Other	1 562	1 366	1 202
Changes in rehabilitation provisions	(804)	472	1 946
Other expenses	6 724	6 981	6 603
Other operating income(2)	(1 410)	(1 688)	(3 788)
	15 305	11 349	9 223

(1)         Relates mainly to the group’s hedging activities, refer note 40.

(2)         Other operating income in June 2016 includes the reversal of the EGTL provision of R2 296 million, after a favourable decision at the Tax Appeal Tribunal.

7                               Net finance costs

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		520	59	23
Notional interest received		5	1	114
Interest received on		1 191	1 508	1 682
other long-term investments		32	36	30
loans and receivables		359	349	316
cash and cash equivalents		800	1 123	1 336

Per income statement		1 716	1 568	1 819
Less: notional interest		(5)	(1)	(114)
Less: interest received on tax		(146)	(103)	(72)
Per the statement of cash flows		1 565	1 464	1 633
Finance costs
Debt		4 166	3 463	2 696
debt		3 880	3 162	2 599
interest rate swap - net settlements		286	301	97
Preference share dividends		963	989	981
Finance leases (refer note 16)		483	86	76
Other(1)		291	378	26
		5 903	4 916	3 779
Amortisation of loan costs	16	462	279	157
Notional interest	31	962	834	657
Total finance costs		7 327	6 029	4 593
Amounts capitalised to assets under construction	18	(3 568)	(2 764)	(2 253)
Per income statement		3 759	3 265	2 340
Total finance costs before amortisation of loan costs and notional interest		5 903	4 916	3 779
Less: interest accrued on long-term debt	16	(878)	(956)	(530)
Less: interest accrued on tax payable¹		(228)	(348)	—
Per the statement of cash flows		4 797	3 612	3 249

(1)         Interest accrued on tax payable relates mainly to our tax litigation claim. Refer to note 12.

8                                       Earnings and dividends per share

	2018	2017	2016
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings per share	14,26	33,36	21,66
Headline earnings per share	27,44	35,15	41,40
Diluted earnings per share	14,18	33,27	21,66
Diluted headline earnings per share	27,27	35,05	41,40
Dividends per share	12,90	12,60	14,80
interim	5,00	4,80	5,70
final*	7,90	7,80	9,10

* Declared subsequent to 30 June 2018 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Earnings per share (EPS)

Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the long-term incentives (LTIs), the Sasol Inzalo and Sasol Khanyisa share transactions into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

		Number of shares
for the year ended 30 June		2018	2017	2016
Weighted average number of shares	million	612,2	610,7	610,7
Earnings attributable to owners of Sasol Limited	Rm	8 729	20 374	13 225
Basic earnings per share	Rand	14,26	33,36	21,66

Headline earnings per share (HEPS)

		Number of shares
		2018	2017	2016
for the year ended 30 June		million	million	million
Weighted average number of shares		612,2	610,7	610,7

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Headline earnings is determined as follows:
Earnings attributable to owners of Sasol Limited		8 729	20 374	13 225
Adjusted for:
Effect of remeasurement items for subsidiaries and joint operations, net of tax	9	8 058	1 077	12 046
gross remeasurement items		9 901	1 616	12 892
tax effect and non-controlling interest effect		(1 843)	(539)	(846)
Effect of remeasurement items for equity accounted investments	9	11	14	13
Headline earnings		16 798	21 465	25 284

		2018	2017	2016
for the year ended 30 June		Rand	Rand	Rand
Headline earnings attributable to owners of Sasol Limited
Headline earnings per share		27,44	35,15	41,40

8                                         Earnings and dividends per share continued

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS) are calculated considering the potential dilution that could occur if all of the group’s long-term incentives (LTIs) had vested, if all outstanding share options were exercised and the effect of all dilutive potential ordinary shares resulting from the Sasol Inzalo and Sasol Khanyisa share transactions.

The number of shares outstanding is adjusted to show the potential dilution if the LTI’s were settled in Sasol Limited shares.

The Sasol Inzalo share transaction is anti-dilutive for EPS and HEPS in 2018, 2017 and 2016.

The Sasol Khanyisa Tier 1, Tier 2 and Khanyisa Public are anti-dilutive for EPS and HEPS in 2018.

	Number of shares
	2018	2017	2016
for the year ended 30 June	million	million	million
Weighted average number of shares	612,2	610,7	610,7
Potential dilutive effect of outstanding share options	—	—	—
Potential dilutive effect of long-term incentive scheme*	3,7	1,7	—
Diluted weighted average number of shares for DEPS and DHEPS	615,9	612,4	610,7

*                 On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings is determined as follows:
Earnings attributable to owners of Sasol Limited	8 729	20 374	13 225
Diluted earnings attributable to owners of Sasol Limited	8 729	20 374	13 225
Diluted headline earnings is determined as follows:
Headline earnings attributable to owners of Sasol Limited	16 798	21 465	25 284
Diluted headline earnings attributable to owners of Sasol Limited	16 798	21 465	25 284

	2018	2017	2016
for the year ended 30 June	Rand	Rand	Rand
Diluted earnings per share	14,18	33,27	21,66
Diluted headline earnings per share	27,27	35,05	41,40

ONCE-OFF ITEMS

9                                         Remeasurement items affecting operating profit

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of		9 115	2 477	12 320
property, plant and equipment	17	7 623	415	8 424
assets under construction	18	1 492	1 942	3 586
goodwill and other intangible assets		—	120	310
Reversal of impairment of		(354)	(1 136)	—
property, plant and equipment	17	—	(272)	—
assets under construction	18	(14)	(849)	—
goodwill and other intangible assets		(56)	—	—
equity accounted investments		(269)	(15)	—
other assets		(15)	—	—
Fair value write down - assets held for sale		—	64	—
Loss/(profit) on	10	828	211	936
disposal of property, plant and equipment		(3)	(25)	(412)
disposal of goodwill and other intangible assets		11	4	24
disposal of other assets		(1)	—	(1)
disposal of businesses		(833)	(51)	226
scrapping of property, plant and equipment		454	183	266
disposal and scrapping of assets under construction		1 200	100	833
Write-off of unsuccessful exploration wells	18	312	—	(3)
Realisation of foreign currency translation reserve		—	—	(361)
Remeasurement items per income statement		9 901	1 616	12 892
Tax effect		(1 834)	(532)	(829)
Non-controlling interest effect		(9)	(7)	(17)
Total remeasurement items for subsidiaries and joint operations, net of tax		8 058	1 077	12 046
Effect of remeasurement items for equity accounted investments		11	14	13
Total remeasurement items for the group, net of tax		8 069	1 091	12 059

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this include the discount rate and cash flows. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the company using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for periods longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

9                                         Remeasurement items affecting operating profit continued

Main assumptions used for impairment calculations

		2018	2017	2016
Long-term average crude oil price (Brent) (nominal)*	US$/bbl	73,91	74,29	85,37
Long-term average gas price (Henry Hub), excluding margins (real)*	US$/mmbtu	3,49	3,69	3,73
Long-term average ethane price (nominal)*	US$c/gal	37,42	44,27	62,49
Long-term average exchange rate*	Rand/US$	13,57	14,71	14,95

*                      Assumptions are provided on a long-term average basis. The 2018 and 2017 oil price and exchange rate assumptions are calculated based on a five year period, while the ethane price is calculated based on a ten year period. The Henry Hub gas price is linked to the plant’s useful life and calculated until 2041. Oil price and exchange rate assumptions provided for 2016 are based on a ten year period.

			United
		South	States of
		Africa	America	Europe	Canada
		%	%	%	%
Growth rate — long-term Producer Price Index	2018	5,50	2,00	2,00	2,00
Weighted average cost of capital*	2018	12,71	7,56	7,68 - 9,35	7,68
Discount rate — risk adjusted	2018	12,71	7,56	7,68 - 9,35	10,00
Growth rate — long-term Producer Price Index	2017	5,50	2,00	2,00	2,00
Weighted average cost of capital*	2017	12,50	6,60	6,60 - 8,22	6,60
Discount rate — risk adjusted	2017	12,50	6,60	6,60 - 8,22	9,50 - 9,80
Growth rate — long-term Producer Price Index	2016	6,02	2,52	1,80	2,00
Weighted average cost of capital*	2016	14,05	8,00	8,00 - 9,35	8,00
Discount rate — risk adjusted	2016	14,05	8,00	8,00 - 9,35	9,50 - 9,80

*                      Calculated using spot market factors on 30 June.

Areas of judgement:

Management determines the expected performance of the assets based on past performance and its expectations of market developments. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Significant impairments and reversals of assets in 2018

				Goodwill
		Property,	Assets	and other
		plant and	under	intangible
		equipment	construction	assets	Other	Total
	Business	2018	2018	2018	2018	2018
Cash-generating unit (CGU)	segmentation	Rm	Rm	Rm	Rm	Rm

Chlor Vinyls value chain	Base Chemicals	4 866	299	—	—	5 165
Sasol Canada — Shale gas assets	Exploration and Production International	2 714	50	—	—	2 764
Sasol Petroleum Mozambique — Production	Exploration and Production International	—	1 143	—	—	1 143
Sharing Agreement (PSA)
Other	Various	43	(14)	(56)	(284)	(311)
		7 623	1 478	(56)	(284)	8 761

Base Chemicals — Chlor Vinyls value chain

The full carrying value of our Chlor Vinyls value chain in South Africa was impaired by R5,2 billion in 2018 due to the continued and sustained strengthening of the exchange rate outlook and the resulting impact on Base Chemicals margins.

Sasol Canada — Shale gas assets

Our shale gas assets in Canada were impaired by a further R2,8 billion (CAD281 million) in the first half of 2018 to a carrying value of R2,4 billion (CAD232 million). This impairment was due to the depressed Canadian gas market, resulting in a further decline in long-term gas prices. Variability in economic factors and project risk were adjusted for in the discount rate, and a risk-adjusted discount rate of 10% was used. These assets were previously impaired (2016 — R9,9 billion (CAD880 million); 2015 — R1,3 billion (CAD133 million); 2014 — R5,3 billion (CAD540 million)), mainly due to the declining gas prices. As at 30 June 2018, the carrying value of the Montney assets consisted of the following components:

2018
CADm
Property, plant and equipment (including mineral assets)	315
Short-term rehabilitation provision	(8)
Final carry payable on 1 July 2018	(75)
Carrying value	232

Sasol Petroleum Mozambique — PSA

At 30 June 2018 an impairment of R1,1 billion (US$94 million) was recognised in respect of the PSA asset. The project is still in an early stage of development with the impairment largely driven by lower than expected oil volumes and weaker long-term macroeconomic assumptions. A discount rate of 13,23% (2017: 12,16%) was used which takes into account the project’s exposure to both South Africa and Mozambican operating and fiscal environment.

Significant scrapping of assets

US Gas-To-Liquids (GTL)

At 31 December 2017 we scrapped the remaining capitalised FEED costs relating to our US GTL assets of R1,1 billion (US$83 million), following our formal strategic decision not to pursue new GTL ventures in future. This is in addition to an impairment recognised in 2017 of R1,7 billion (US$130 million) based on the delay of the US GTL project and the uncertainty around the probability and timing of project execution.

Significant impairments of assets in prior periods

Base Chemicals - Lake Charles Chemicals Project

In 2016, following the announcement of the US$2 billion cost overrun on the LCCP, we recognised an impairment of R956 million (US$65 million) on the Low-Density Polyethylene (LDPE) unit. In 2017, following a detailed review of the plant economics and on evaluating the results of benchmarking of similar Sasol assets, the useful life of the asset was extended from 25 years to 50 years. Based on this, the previous impairment of R849 million (US$65 million) was reversed. This re-assessment of the impairment took into account the following factors:

•             The spot WACC rate for the US decreased from 8,0% -o 6,6% at 30 June 2017;

•             Project completion advanced to 74%, giving more certainty to the timeline and cost estimates;

•             The benefit of the useful life extension created sustained headroom in the value-in-use calculation; and

•             The completion of an evaluation of the project cost and schedule, including external assurance, indicating that the project overall cost and expected milestones are achievable.

US Phenolics

In 2017 the US Phenolics assets were impaired by R527 million (US$38,4 million), in addition to R165 million (US$ 11,2 million) impaired in 2016. These impairments were largely driven by lower forecasted profit margins and lower volumes.

9                                         Remeasurement items affecting operating profit continued

Sensitivity to changes in assumptions:

Management has considered the sensitivity of the impairment calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

Base Chemicals — Chlor Vinyls value chain

The performance of this CGU is highly sensitive to the rand/US dollar exchange rate. A R0,50/US$ change in the exchange rate assumption could change the recoverable amount of the CGU by approximately R986 million. The macroeconomic factors are outside of the control of management. We continue to monitor these assets for signs of recovery indicating a reversal of impairment.

Base Chemicals — Polyethylene CGU

This CGU is highly sensitive to the rand/US dollar exchange rate, chemical prices and sales volumes. At 30 June 2018, the difference between the recoverable amount and carrying value was marginal and no impairment was recognised. We continue to monitor these assets for signs of recovery.

Sasol Petroleum Mozambique — PSA

The PSA is sensitive to changes in assumptions regarding oil volumes, gas prices and discount rates. An oil volume increase of 20% would increase the recoverable amount by US$35 million. A 10% change in gas prices would change the recoverable amount by approximately US$24 - US$28 million. A 0,5% change in the discount rate would change the recoverable amount by approximately US$19 - US$21 million.

Sasol Canada — Shale gas assets

The impairment calculation is particularly sensitive to changes in volume forecasts, gas prices and exchange rates. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by R792 million — R936 million (CAD76 million — CAD90 million). Some of these factors are within the control of management and are monitored closely to minimise the impact of potential impairments. The gas price, however, is driven by global macroeconomics, and hence cannot be controlled by management. We continue to monitor this asset for further impairments or signs of recovery indicating a reversal of impairment.

Accounting policies:

Remeasurement items are items of income and expense recognised in the income statement that are less closely aligned to the operating or trading activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets. The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

10           Disposals and scrapping

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	17	591	836	348
cost		6 297	7 037	5 099
accumulated depreciation and impairment		(5 706)	(6 201)	(4 751)
Assets under construction	18	1 200	105	963
Goodwill and other intangible assets		147	103	107
cost		319	173	392
accumulated amortisation and impairment		(172)	(70)	(285)
Equity accounted investments		1 525	—	1 042
Long-term receivables and prepaid expenses		—	7	—
Assets in disposal groups held for sale		215	—	126
Trade and other receivables		339	7	—
Cash and cash equivalents		36	—	—
Long-term provisions	31	—	—	(356)
Liabilities in disposal groups held for sale		—	—	(43)
Short-term provisions		(24)	—	—
Tax payable		(35)	—	—
Trade and other payables		(208)	(30)	—
		3 786	1 028	2 187
Non-controlling interest		(51)	—	—
		3 735	1 028	2 187
Total consideration		2 425	788	772
consideration received		2 316	788	569
long-term supply agreement		109	—	—
consideration still receivable		—	—	203

		(1 310)	(240)	(1 415)
Realisation of accumulated translation effects		482	29	479
Net loss on disposal		(828)	(211)	(936)
Consideration received comprising
Base Chemicals — Investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd		1 918	—	—
Energy — Property and mineral rights in the US (Lake de Smet)		215	—	—
Exploration and Production International — Farm down of Area A in Mozambique		—	—	464
Energy — Sale of Canada land		—	389	—
Other		183	399	308
Consideration received		2 316	788	772

Significant disposals and scrappings in 2018

Base Chemicals — Investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd

Our divestment from Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd was concluded on 14 March 2018, resulting in a profit on disposal of R864 million, including the reclassification of the Foreign Currency Translation Reserve of R494 million.

Energy — US Gas-To-Liquids (GTL) Scrapping

We have scrapped the US GTL Project amounting to R1,1 billion (US$83 million) during the 2018 financial year.

Significant disposals in prior periods

Energy — Sale of Canada land

In 2017, we disposed of a portion of our land in Canada with a carrying value of R354 million (CAD35 million) for proceeds of R389 million (CAD38 million).

Energy — Investment in Uzbekistan GTL joint venture

In 2016, we decided to withdraw from our equity participation by exercising a put option for US$1. Accordingly, the disposal of the equity accounted investment was accounted for on the date of exercise of the put option resulting in a net loss of R563 million, including the reclassification of the Foreign Currency Translation Reserve of R479 million.

11           Disposal groups held for sale

	2018	2017
for the year ended 30 June	Rm	Rm
Assets in disposal groups held for sale
Performance Chemicals — Heat Transfer Fuels (HTF) business	110	—
Energy — Property and mineral rights in the US	—	200
Other	3	16
	113	216
Liabilities in disposal groups held for sale
Performance Chemicals — Heat Transfer Fuels (HTF) business	(36)	—
	(36)	—
Business segmentation
• Mining	3	14
• Energy	—	202
• Performance Chemicals	74	—
Total operations	77	216

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

TAXATION

12           Taxation

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		4 035	4 393	5 826
current year		4 689	3 887	6 084
prior years		(654)	506	(258)
Dividend withholding tax		68	59	86
Foreign tax		2 530	2 682	2 420
current year		3 035	2 680	2 704
prior years		(505)	2	(284)

Income tax		6 633	7 134	8 332
Deferred tax — South Africa	14	(414)	2 677	1 894
current year		(545)	2 634	1 878
prior years		131	43	16
Deferred tax — foreign	14	(661)	(1 316)	(1 535)
current year		(874)	(718)	(734)
prior years		485	(127)	81
recognition of previously unrecognised deferred tax assets*		(49)	(470)	(945)
tax rate change		(223)	(1)	63
		5 558	8 495	8 691

*                      Included in the previous years is the recognition of a deferred tax asset relating to the accumulated tax losses in Italy which were previously limited in line with the forecasted utilisation thereof. In 2017, recent profits and a successful business turnaround strategy have resulted in the recognition of a previously unrecognised deferred tax asset of EUR25,4 million (R377,2 million). Additionally in 2017 R93 million (2016 - R917 million) of previously unrecognised tax assets were recognised after the approval of the Production Sharing Agreement (PSA) licence area’s Field Development Plan (FDP) in Mozambique.

Regional analysis
• South Africa	3 994	7 013	7 806
• Rest of Africa	854	951	(526)
• Europe	1 649	906	1 137
• United States of America	(1 032)	(424)	183
• Other	93	49	91
Total operations	5 558	8 495	8 691

Contingent liability

As previously reported, the South African Revenue Service (SARS) issued revised assessments for Sasol Oil (Pty) Ltd (Sasol Oil) relating to a dispute around our international crude oil procurement activities for the 2005 to 2012 tax years. Sasol Oil has cooperated fully with SARS during the course of the audit related to these assessments.

The litigation process in the Tax Court, relating to the international crude oil procurement activities for the 2005 to 2007 years of assessment, was concluded and judgement was delivered on 30 June 2017 in favour of SARS. As a result, a liability of R1,3 billion was recognised in the prior year financial statements in respect of the 2005 to 2014 matters that remain the subject of the ongoing litigation. Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and filed an appeal with the Supreme Court of Appeal (SCA). The SCA hearing will take place on 21 August 2018 and it is anticipated that the judgement will likely be delivered within a few months thereafter.

SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to 2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June 2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.

In addition, there could be a potential tax exposure of R12,6 billion for the periods 2013 to 2014 on varying tax principles relating to the aforementioned activities, which remains the subject of an appeal. Supported by specialist tax and legal advisors, Sasol Oil disagrees with SARS’ additional assessments for the 2013 and 2014 periods and has filed an appeal in the Tax Court, which has been suspended pending the decision of the SCA. A possible obligation may arise for the tax years subsequent to 2014, which could give rise to a future contingent liability, also depending to a degree on the outcome of the SCA hearing.

SARS’ decision to suspend the payment of this disputed tax for the periods 2005 to 2014 currently remains in force.

In 2010, SARS commenced with a request for information in respect of Sasol Financing International Plc (SFI). This matter progressed to an audit over the years and has now culminated in SARS issuing a final audit letter on 16 February 2018. Consequently, assessments were issued in respect of the 2002 to 2012 tax years. SARS argues that the place of effective management of SFI, an offshore treasury function, was South Africa. This approach could result in potential tax exposure of R3,1 billion (including interest and penalties as at 30 June 2018). SFI has co-operated fully with SARS during the course of the audit related to these assessments. SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments for all the years. Accordingly, SFI lodged objections and will submit appeals (as the case may be) to the assessments as the legal process unfolds. SARS’ decision to suspend the payment of this disputed tax for the periods 2002 to 2012 currently remains in force.

Sasol is committed to compliance with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

12           Taxation continued

	2018	2017	2016
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate (28%) compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to:
disallowed preference share dividends	0,9	0,9	1,2
disallowed expenditure(1)	4,2	2,3	4,3
disallowed share-based payment expenses(2)	5,3	0,1	0,2
translation differences	—	—	1,1
different tax rates	2,6	0,3	1,0
effect of tax litigation matters(3)	—	3,2	—
tax losses not recognised(4)	9,3	1,0	13,1
prior year adjustments	0,4	—	—
other adjustments	1,5	0,4	1,2
	52,2	36,2	50,1
Decrease in rate of tax due to:
exempt income(5)	(4,2)	(0,4)	(0,8)
share of profits of equity accounted investments	(2,6)	(1,0)	(0,6)
exempt income on reversal of EGTL provision	—	—	(2,7)
recognition of previously unrecognised deferred tax assets	—	(1,6)	(4,0)
utilisation of tax losses	(0,4)	—	(0,7)
investment incentive allowances(6)	(6,9)	(2,4)	(2,4)
effect of tax rate change in the US	(1,4)	—	—
translation differences	(0,9)	(0,9)	—
prior year adjustments	—	(1,4)	(1,9)
other adjustments	(0,4)	(0,2)	(0,4)
Effective tax rate	35,4	28,3	36,6
Adjusted effective tax rate(7)	27,3	26,5	28,2

(1)         Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to exploration activities.

(2)         This relates to the recognition of a share-based payment expense of R3 billion with the implementation of Sasol Khanyisa, our new Broad-Based Black Economic Empowerment (B-BBEE) ownership structure.

(3)         2017, includes tax, interest and penalties of litigation matters pertaining to Sasol Oil.

(4)         Tax losses not recognised in 2018 resulted mainly from the R2,8 billion impairment of the Canadian shale gas asset and the Mozambique PSA impairment of R1,1 billion for which no deferred tax asset was raised. Refer note 9.

(5)         Includes profit on disposal of our investments in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd.

(6)         Energy efficiency allowances increased by R300 million compared to the prior year.

(7)         Effective tax rate adjusted for equity accounted investments, remeasurement items and the once-off items.

13           Tax paid

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts receivable at beginning of year		(635)	(1 609)	(658)
Disposal of businesses		(35)	—	—
Net interest and penalties on tax		92	245	(72)
Income tax per income statement	12	6 633	7 134	8 332
Foreign exchange differences recognised in income statement		(52)	(8)	66
Translation of foreign operations		54	(45)	52
		6 057	5 717	7 720
Net tax receivable per statement of financial position		984	635	1 609
tax payable		(2 318)	(1 903)	(878)
tax receivable		3 302	2 538	2 487

Per the statement of cash flows		7 041	6 352	9 329
Comprising
Normal tax
South Africa		4 681	3 984	6 321
Foreign		2 292	2 309	2 922
Dividend withholding tax		68	59	86
		7 041	6 352	9 329

14           Deferred tax

		2018	2017
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		22 778	20 302
Current year charge		(851)	2 421
per the income statement	12	(1 075)	1 361
per the statement of comprehensive income		224	1 060
Foreign exchange differences recognised in income statement		34	(148)
Translation of foreign operations		(149)	203
Balance at end of year		21 812	22 778
Comprising
Deferred tax assets		(4 096)	(3 082)
Deferred tax liabilities		25 908	25 860
		21 812	22 778

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

14           Deferred tax continued

	2018	2017
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
• South Africa	22 501	23 699
• United States of America	301	(370)
• Germany	(431)	(210)
• Mozambique	766	1 036
• Other	(1 325)	(1 377)
	21 812	22 778
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	1 194	1 200
Short- and long-term provisions	(1 296)	(1 560)
Calculated tax losses	(3 267)	(1 705)
Other	(727)	(1 017)
	(4 096)	(3 082)
Net deferred tax liabilities:
Property, plant and equipment	32 233	31 009
Current assets	(777)	(289)
Short- and long-term provisions	(4 991)	(4 898)
Calculated tax losses	(284)	(518)
Financial derivatives	57	11
Other	(330)	545
	25 908	25 860

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2018	2017
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	23 893	25 856
Utilised against the deferred tax balance	(6 272)	(7 706)
Not recognised as a deferred tax asset	17 621	18 150
Deferred tax assets not recognised on tax losses mainly relate to Sasol’s exploration and development entities, where future taxable income is uncertain.
Calculated tax losses carried forward that have not been recognised:
Expiry between three and five years	376	—
Expiry thereafter	16 826	17 920
Indefinite life	419	230
	17 621	18 150

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2018	2017
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	45 280	40 266
Europe	12 555	11 826
Rest of Africa	2 346	2 891
United States of America	23 591	18 968
Other	6 788	6 581

Tax effect if remitted	1 718	1 582
Europe	267	327
Rest of Africa	188	235
United States of America	1 179	948
Other	84	72

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2018	2017
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	185 064	175 132
Maximum withholding tax payable by shareholders if distributed to individuals	37 013	35 026

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

•                  the initial recognition of goodwill;

•                  the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•                  investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

EQUITY

15           Share capital

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm

Issued share capital (as per statement of changes in equity)*	15 775	29 282	29 282

Number of shares
for the year ended 30 June	2018	2017	2016
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value**	158 331 335	18 923 764	18 923 764
	1 314 407 571	1 175 000 000	1 175 000 000
Issued
Shares issued at beginning of year	679 822 439	679 775 162	679 480 362
Issued in terms of the employee share schemes	1 776 361	47 277	294 800
Repurchase and cancellation of shares*	(43 503 454)	—	—
Issued in terms of Sasol Khanyisa***	7 465 582	—	—
Shares issued at end of year	645 560 928	679 822 439	679 775 162

Comprising
Sasol ordinary shares of no par value	623 081 550	651 436 793	651 389 516
Sasol preferred ordinary shares of no par value	16 085 199	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	6 394 179	2 838 565	2 838 565
	645 560 928	679 822 439	679 775 162
Unissued shares
Sasol ordinary shares of no par value	504 609 040	476 253 797	476 301 074
Sasol preferred ordinary shares of no par value	12 300 447	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	151 937 156	16 085 199	16 085 199
	668 846 643	495 177 561	495 224 838

*                      On 4 June 2018 25 231 686 Sasol Limited ordinary shares were repurchased from the Inzalo Employee schemes at a nominal value of R0,01 per share (as per Sasol’s rights of repurchase under the Inzalo Employee schemes trust deeds). The Inzalo Employee scheme participants will not receive a distribution of Sasol Limited ordinary shares.

On 26 June 2018, 9 461 882 Sasol Limited preferred ordinary shares were repurchased from Inzalo Groups Funding at a purchase price of R475,03 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital.

8 809 886 Sasol Limited ordinary shares were repurchased on 26 February 2018 from its wholly owned subsidiary, Sasol Investment Company (Pty) Ltd as per shareholders approval obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital. As at 30 June 2018 Sasol Investment Company (Pty) Ltd had no shareholding in Sasol ordinary shares, (30 June 2017 – 8 809 886; 30 June 2016 – 8 809 886). At 30 June 2017 and 30 June 2016, these shares represented 1,43% of the issued share capital of the company, excluding the Sasol Inzalo share transaction. These shares were held as treasury shares and did not carry any voting rights.

**               At the Annual General Meeting of 17 November 2017, shareholders approved the increase in authorised Sasol BEE ordinary shares from 18 923 764 to 158 331 335.

***        With the implementation of Sasol Khanyisa 2 973 022 Sasol BEE shares were issued to Sasol Khanyisa Public, 2 458 880 shares were issued relating to the Khanyisa Employee Share Ownership Plan, 1 876 288 shares were redesignated to SOL shares.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

FUNDING ACTIVITIES AND FACILITIES

16           Long-term debt

		2018	2017
for the year ended 30 June	Note	Rm	Rm
Total long-term debt		109 454	81 405
Short-term portion		(12 763)	(7 093)
		96 691	74 312
Analysis of long-term debt
At amortised cost
Secured debt		62 601	43 827
Preference shares		7 493	12 045
Finance leases		7 624	1 864
Unsecured debt		32 513	24 461
Unamortised loan costs		(777)	(792)
		109 454	81 405
Reconciliation
Balance at beginning of year		81 405	79 877
Loans raised		31 061	9 664
proceeds from new loans*		24 961	9 277
finance leases acquired		6 100	387
Loans repaid**		(9 199)	(2 364)
Interest accrued	7	878	956
Amortisation of loan costs	7	462	279
Translation effect of foreign currency loans		22	(15)
Translation of foreign operations		4 825	(6 992)
Balance at end of year		109 454	81 405
Interest-bearing status
Interest-bearing debt		108 017	80 352
Non-interest-bearing debt		1 437	1 053
		109 454	81 405
Maturity profile
Within one year		12 763	7 093
One to five years		72 899	58 933
More than five years		23 792	15 379
		109 454	81 405
Business segmentation
• Mining		679	1 360
• Exploration and Production International		784	755
• Energy		9 503	7 058
• Base Chemicals		33 511	21 890
• Performance Chemicals		28 119	18 037
• Group Functions		36 858	32 305
Total operations		109 454	81 405

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 1,2% and 13,3% were used to discount estimated cash flows based on the underlying currency of the debt.

	2018	2017
	Rm	Rm
Total long-term debt (before unamortised loan costs)***	109 984	82 261

*                      Loans raised to fund US growth projects.

**               Mainly relates to the repayment of the Inzalo Groups debt.

***        The difference in the fair value of long-term debt when compared to the carrying value is mainly due to the prevailing market price of the debt instruments.

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2018 – R446 billion; 2017 – R423 billion).

				Interest rate at		2018	2017
Terms of repayment	Security	Business	Currency	30 June 2018		Rm	Rm
Secured debt
Repayable in bi-annual instalments ending December 2021	Secured by assets under construction with a carrying value of R140 912 million (2017 – R101 039 million) and other assets with a carrying value of R24 368 million (2017 – R17 294 million)	Base and Performance Chemicals (US Operations)	US dollar	Libor + 2,25%	(1)	54 953	36 748
Repayable in quarterly instalments ending April 2021	Secured by property, plant and equipment with a carrying value of R4 551 million (2017 – R4 593 million).	Base Chemicals	US dollar	Libor + 2,5%		2 765	2 686
Repayable in bi-annual instalments ending June 2022	Secured by property, plant and equipment with a carrying value of R5 415 million (2017 – R5 888 million)	Energy (Rompco)	Rand	Jibar + 1,75%		3 473	4 148
Repayable in bi-annual instalments ending February 2030	Secured by shares, property, plant and equipment with a carrying value of R1 443 million	Energy (CTRG)	US dollar	Jibar + 5,5%		1 183	—
		Various	Various	Various		227	245
						62 601	43 827
Preference shares
A preference shares repayable in semi-annual instalments between June 2008 and September 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 11,1%		828	1 471
B preference shares repayable between June 2008 and September 2018(2)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 13,3%		789	1 164
C preference shares repayable September 2018(2)	Secured by guarantee from Sasol Limited	Group Functions (Inzalo)	Rand	Variable 68% of prime		5 822	9 247
A preference shares repayable between March 2013 and September 2018(3)	Secured by preference shares held in Sasol Mining (Pty) Ltd	Mining (Ixia)	Rand	Fixed 10,0%		54	163
						7 493	12 045

(1)         The Libor exposure for approximately 50% of the debt profile is hedged using an interest rate swap, under which the variable rate is swapped for a fixed rate. Refer to note 40.

(2)         A, B and C preference share debt was raised within structured entities as part of the Sasol Inzalo share transaction (refer to note 35.1).

The Sasol Inzalo Public transaction will unwind in September 2018. The A and B preference shares are secured by rights over the Sasol Limited preferred ordinary shares held in the Inzalo Public entities. It is expected that the A, B and C preference share debt will be settled by Sasol as a repurchase of shares in the Inzalo Public entities. The estimated required share price at that point, to create value for the Inzalo Public participants, is R462.

(3)         Preference share debt was raised in 2011 within structured entities as part of the Sasol Ixia Coal broad-based black economic empowerment transaction. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The preference shares are secured by preference shares held in Sasol Mining (Pty) Ltd, a subsidiary of Sasol Mining Holdings (Pty) Ltd. These preference shares may not be disposed of or encumbered in any way.

16           Long-term debt continued

				Interest rate at	2018	2017
Terms of repayment	Security	Business	Currency	30 June 2018	Rm	Rm
Finance leases(4)
Repayable in monthly instalments over 15 to 40 years ending December 2056	Secured by plant and with a carrying value R7 541 million (2017 – R1 955 million)	Energy,Base and Performance Chemicals	Various	Fixed 4,0% to 16,6% and variable 8,2% to 13,3%	7 521	1 730
Other finance leases	Underlying assets	Various	Various	Various	103	134
					7 624	1 864
					77 718	57 736

(4)         The increase in finance leases mainly relate to:

Air Liquide: We have entered into a lease agreement for an Air Separation Unit, built and owned by Air Liquide. The finance lease was capitalised on 1 January 2018 at R3,4 billion.

Lake Charles Chemicals Project: We entered into rail yard and wash bay lease agreements to support our Lake Charles Chemicals Project rail operations. The leases were capitalised in December 2017 and April 2018 respectively. The finance lease assets capitalised was R1,8 billion.

			Interest rate at	2018	2017
Terms of repayment	Business	Currency	30 June 2018	Rm	Rm
Unsecured debt
Various repayment terms ending June 2029	Various	Various	Various	1 567	1 773
Repayable in July 2018	Exploration and Production International	Canadian dollar	—	784	755
Various repayment terms	Energy	Rand	Fixed 8,0%	523	397
Various repayment terms from December 2018 to November 2024(5)	Group Functions (Sasol Financing)	US dollar	Fixed 4,5% and variable Libor + 1% to 1,50%	29 014	20 336
Repayable in bi-annual instalments ending December 2018	Mining	Rand	Jibar + 1,25%	625	1 200
Total unsecured debt				32 513	24 461
Total long-term debt				110 231	82 197
Unamortised loan costs (amortised over period of debt using the effective interest rate method)				(777)	(792)
				109 454	81 405
Short-term portion of long-term debt				(12 763)	(7 093)
				96 691	74 312

(5)         Included in this amount is the US$1 billion (R13 billion) bond, with a fixed interest rate of 4,5% which is listed on the New York Stock Exchange and is recognised in Sasol Financing International Limited, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

Total
	facilities	Cash utilised	Remaining	Rand
at 30 June 2018	US$m	US$m	US$m	equivalent
Lake Charles Chemicals Project funding profile
Term loan	3 995	3 995	—	—
Available cash, cash flow from operations and general borrowings	7 135	5 243	1 892	25 977
Total funding requirement	11 130	9 238	1 892	25 977

Total
			Contract	Rand	Utilised	Available
			amount	equivalent	facilities	facilities
30 June 2018	Expiry date	Currency	million	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)	None	Rand	8 000	8 000	—	8 000
Commercial banking facilities	Various	Rand	5 900	5 900	1 719	4 181
Commercial banking facilities	Various	US dollar	250	3 432	2 059	1 373
Revolving credit facility	November 2024	US dollar	3 900	53 537	13 041	40 496
Debt arrangements
US Dollar Bond	November 2022	US dollar	1 000	13 728	13 728	—
Other Sasol businesses
Specific project asset finance
US Operations (funding of LCCP)	December 2021	US dollar	3 995	54 841	54 841	—
US Operations (Letter of credit for LCCP)	December 2021	US dollar	45	618	—	618
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	June 2022	Rand	2 511	2 511	2 511	—
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	December 2019	Rand	952	952	952	—
Base Chemicals — High-density polyethylene plant	July 2028	US dollar	202	2 732	2 732	—
Mining — Mine replacement programme	December 2018	Rand	625	625	625	—
Energy — Clean Fuels II (Natref)	Various	Rand	1 409	1 409	1 409	—
Debt arrangements
Sasol Inzalo (preference shares)	September 2018	Rand	5 649	5 649	5 649	—
Mining preference shares	October 2018	Rand	53	53	53	—
Other debt arrangements		Various	—	—	10 515	—
					109 834	54 668
Available cash						15 059
Total funds available for use						69 727
Total utilised facilities						109 834
Accrued interest						878
Unamortised loan cost						777
Total debt including accrued interest and unamortised loan cost						111 489
Comprising
Long-term debt						96 691
Short-term debt						14 709
Short-term debt						1 946
Short-term portion of long-term debt						12 763
Bank overdraft						89
111 489

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method.

INVESTING ACTIVITIES

17           Property, plant and equipment

		Building	Plant,
		and	equipment	Mineral
	Land	improvements	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2017	1 357	7 851	117 699	31 866	158 773
Additions	5	367	6 327	293	6 992
to sustain existing operations	5	29	4 279	293	4 606
to expand operations	—	338	2 048	—	2 386
Net reclassification from/(to) other assets	3	(171)	169	(1)	—
Reduction in rehabilitation provisions capitalised (note 31)	—	(2)	(85)	(874)	(961)
Disposal of business	—	—	(24)	—	(24)
Projects capitalised	1 268	928	19 990	3 130	25 316
Reclassification (to)/from held for sale	15	(6)	(50)	—	(41)
Translation of foreign operations	113	151	1 512	(137)	1 639
Disposals and scrapping	(17)	(9)	(428)	(113)	(567)
Current year depreciation charge	—	(572)	(12 445)	(3 030)	(16 047)
Net impairment of property, plant and equipment	—	—	(5 329)	(2 294)	(7 623)
Carrying amount at 30 June 2018	2 744	8 537	127 336	28 840	167 457

		Building	Plant,
		and	equipment	Mineral
	Land	improvements	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2016	1 329	6 522	113 274	33 929	155 054
Additions	—	349	705	58	1 112
to sustain existing operations	—	26	528	69	623
to expand operations	—	323	177	(11)	489
Net reclassification from/(to) other assets	—	46	(9)	2	39
Reduction in rehabilitation provisions capitalised (note 31)	—	(18)	(94)	(1 288)	(1 400)
Disposal of business	—	(10)	(43)	—	(53)
Projects capitalised	—	1 631	18 106	3 696	23 433
Reclassification from held for sale	514	1	—	—	515
Translation of foreign operations	(58)	(172)	(2 064)	(897)	(3 191)
Disposals and scrapping	(362)	(16)	(363)	(42)	(783)
Current year depreciation charge	—	(500)	(11 521)	(3 789)	(15 810)
Net impairment of property, plant and equipment	(66)	18	(292)	197	(143)
Carrying amount at 30 June 2017	1 357	7 851	117 699	31 866	158 773

17           Property, plant and equipment continued

		Building	Plant,
		and	equipment	Mineral
	Land	improvements	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
2018
Cost	3 036	15 652	239 262	70 386	328 336
Accumulated depreciation and impairment	(292)	(7 115)	(111 926)	(41 546)	(160 879)
	2 744	8 537	127 336	28 840	167 457
2017
Cost	1 630	14 231	215 017	67 880	298 758
Accumulated depreciation and impairment	(273)	(6 380)	(97 318)	(36 014)	(139 985)
	1 357	7 851	117 699	31 866	158 773
2016
Cost	1 559	12 846	207 102	70 143	291 650
Accumulated depreciation and impairment	(230)	(6 324)	(93 828)	(36 214)	(136 596)
	1 329	6 522	113 274	33 929	155 054

	2018	2017
	Rm	Rm
Business segmentation
• Mining	22 584	21 715
• Exploration and Production International	7 646	11 765
• Energy	47 743	42 238
• Base Chemicals	42 347	38 215
• Performance Chemicals	43 801	41 367
• Group Functions	3 336	3 473
Total operations	167 457	158 773

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions*	6 992	1 112	6 545
Adjustments for non-cash items	(6 278)	(722)	(2 241)
movement in environmental provisions capitalised	(178)	(324)	(1 282)
movement in long-term debt*	(6 100)	—	(821)
other non-cash movements	—	(398)	(138)

Per the statement of cash flows	714	390	4 304

*                      Additions to the current year include the Air Separation Unit at SSO R3,4 billion and the Lake Charles Chemical Project rail yard and wash bay leases of R1,8 billion that commenced during this year. In 2016, additions includes R4 160 million in respect of an agreement concluded with our Canadian shale gas partner, Progress Energy, to settle the outstanding funding commitment. R3 339 million was settled in 2016, with the remaining CAD75 million (R780 million) settled on 3 July 2018.

	2018	2017
for the year ended 30 June	Rm	Rm
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	7 547	2 060
cost	9 116	3 182
accumulated depreciation	(1 569)	(1 122)

Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	179 172	154 739
Authorised but not yet contracted for	40 687	61 673
Less expenditure to the end of year	(156 583)	(125 676)
	63 276	90 736

to sustain existing operations	26 925	23 850
to expand operations	36 351	66 886
Estimated expenditure
Within one year	38 150	59 236
One to five years	25 126	31 500
	63 276	90 736
Business segmentation
• Mining	2 640	3 099
• Exploration and Production International	18 811	19 431
• Energy	10 466	10 327
• Base Chemicals	16 857	29 722
• Performance Chemicals	14 148	27 396
• Group Functions	354	761
Total operations	63 276	90 736

17                                   Property, plant and equipment continued

Significant capital commitments at 30 June comprise of:

			2018	2017
Project	Project location	Business segment	Rm	Rm
Lake Charles Chemicals Project	United States	Base and Performance Chemicals	15 433	46 051
Mozambique exploration and development	Mozambique	Exploration and Production International	17 108	18 883
Sixth fine ash dam	Secunda	Energy	3 720	5 072
Shutdown and major statutory maintenance	Various	Energy, Base and Performance Chemicals	6 172	5 144
Renewal projects	Secunda	Energy, Base and Performance Chemicals	3 060	2 242
China Ethoxylation plant	China	Performance Chemicals	577	1 109
Air Liquide - air separation unit	Secunda	Energy, Base and Performance Chemicals	470	886
Refurbishment of equipment	Secunda	Mining	445	359
Mine geographical expansions	Secunda	Mining	426	331
Impumelelo Colliery to maintain Brandspruit Colliery operation	Secunda	Mining	357	622
High-density polyethylene plant	United States	Base Chemicals	—	622
Shondoni Colliery to maintain Middelbult Colliery operation	Secunda	Mining	79	557
Canadian shale gas asset	Canada	Exploration and Production International	73	237
Coal tar filtration east and west project	Secunda	Energy, Base and Performance Chemicals	779	706
Other capital commitments	Various	Various	14 577	7 915
			63 276	90 736

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight- line basis over its expected useful life.

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management.

The following depreciation rates apply in the group:

Buildings and improvements	1 – 17%
Retail convenience centres	3 – 5%
Plant	2 – 50%
Equipment	3 – 67%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets	Units of production over life of related reserve base

18                                  Assets under construction

	Property
	plant and	Other	Exploration
	equipment	intangible	and
	under	assets under	evaluation
	construction	development	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance as at 30 June 2017	129 124	1 245	365	130 734
Additions	51 871	321	614	52 806
to sustain existing operations	18 889	238	—	19 127
to expand operations	32 982	83	614	33 679
Net reclassification from/(to) other assets	42	(33)	—	9
Finance costs capitalised	3 568	—	—	3 568
Net impairment of assets under construction	(1 478)	—	(312)	(1 790)
Reduction in rehabilitation provision capitalised (note 31)	(341)	—	(131)	(472)
Projects capitalised	(25 315)	(454)	—	(25 769)
Translation of foreign operations	7 464	46	(35)	7 475
Disposals and scrapping	(1 152)	—	(48)	(1 200)
Balance at 30 June 2018	163 783	1 125	453	165 361

	Property
	plant and	Other	Exploration
	equipment	intangible	and
	under	assets under	evaluation
	construction	development	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance as at 30 June 2016	102 185	1 470	356	104 011
Additions	59 771	313	228	60 312
to sustain existing operations	16 653	235	—	16 888
to expand operations	43 118	78	228	43 424
Net reclassification (to)/from other assets	(29)	29	—	—
Finance costs capitalised	2 764	—	—	2 764
Net impairment of assets under construction	(728)	(176)	(189)	(1 093)
Reduction in rehabilitation provision capitalised (note 31)	(726)	—	(27)	(753)
Projects capitalised	(23 433)	(240)	—	(23 673)
Translation of foreign operations	(10 575)	(151)	(3)	(10 729)
Disposals and scrapping	(105)	—	—	(105)
Balance at 30 June 2017	129 124	1 245	365	130 734

18                                  Assets under construction continued

	2018	2017
for the year ended 30 June	Rm	Rm
Business segmentation
• Mining	2 095	1 141
• Exploration and Production International	6 457	6 256
• Energy	5 993	9 064
• Base Chemicals	75 099	59 908
• Performance Chemicals	75 144	54 006
• Group Functions	573	359
Total operations	165 361	130 734

	2018	2017	2016
for the year ended at 30 June	Rm	Rm	Rm
Additions to assets under construction (cash flow)
Current year additions	52 806	60 312	70 849
Adjustments for non-cash items	(171)	(420)	(1 427)
cash flow hedge accounting	1	(2)	(2)
movement in environmental provisions capitalised	(172)	(418)	(1 425)
Per the statement of cash flows	52 635	59 892	69 422

The group hedges its exposure to foreign currency risk in respect of its significant capital projects by means of forward exchange contracts. Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

	2018	2017
	Rm	Rm
Capital expenditure
Projects to sustain operations comprise of:
Secunda Synfuels Operations	8 608	8 453
Shutdown and major statutory maintenance	3 775	3 569
Renewals	1 481	1 002
Oxygen train 17 (Outside Battery Limits portion)	417	979
Sixth fine ash dam (environmental)	1 353	637
Volatile organic compounds abatement programme (environmental)	137	655
Coal tar filtration east project (safety)	294	419
Other environmental related expenditure	133	185
Other safey related expenditure	362	377
Other sustain	656	630
Mining (Secunda and Sasolburg)	3 720	2 831
Shondoni Colliery to maintain Middelbult Colliery operation	318	368
Impumelelo Colliery to maintain Brandspruit Colliery operation	258	274
Acquisition of mineral rights	650	—
Refurbishment of equipment	867	783
Mine geographical expansion	449	372
Other safety related expenditure	196	314
Other sustain	982	720
Other (in various locations)	6 797	5 602
Expenditure related to environmental obligations	476	174
Expenditure incurred relating to safety regulations	409	401
Other sustain	5 912	5 027
Capital expenditure cash flow	19 125	16 886

			2018	2017
			Rm	Rm
Capital expenditure
Projects to expand operations comprise of:	Project location	Business segment
Lake Charles Chemicals Project*	United States	Base and Performance Chemicals	30 100	36 775
China Ethoxylation plant	China	Performance Chemicals	398	204
Canadian shale gas asset	Canada	Exploration and Production International	101	381
Fischer-Tropsch wax expansion project	Sasolburg	Performance Chemicals	109	606
High-density polyethylene plant	United States	Base Chemicals	265	1 448
Mozambique exploration and development	Mozambique	Exploration and Production International	1 002	1 840
Loop Line 2 project	Mozambique	Energy	16	638
Other projects to expand operations	Various	Various	1 519	1 114
Capital expenditure cash flow			33 510	43 006

*    At 30 June 2018 actual capital expenditure (accrual basis) - R30,1 billion (US$2,3 billion) (2017 - R36,8 billion (US$2,7 billion)).

Project-related performance guarantees

Maximum
			guaranteed	Liability
			amount	recognised
Project	Description	Guarantor	Rm	Rm
Lake Charles Chemicals Project	Completion guarantees and sureties issued in respect of the Lake Charles Chemicals Project. This includes a loan facility of US$3 995 million, of which US$3 995 million has been recognised.	Sasol Limited/ Sasol Financing	54 953	52 155

Accounting policies:

Assets under construction

Assets under construction are non-current assets, which includes land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

18                                  Assets under construction continued

Exploration assets

Exploration assets comprise capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas). Mineral assets comprise capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Oil and gas

The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells, through which potential proved reserves may be or have been discovered and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves.

The following conditions must be met for these exploration costs to remain capitalised:

•                  Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•                  It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raise substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Coal mining

Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.

19                                  Long-term receivables and prepaid expenses

	2018	2017
for the year ended 30 June	Rm	Rm
Total long-term receivables	3 883	3 737
Short-term portion	(97)	(1 734)
	3 786	2 003
Long-term prepaid expenses	860	610
	4 646	2 613
Comprising:
Long-term receivables (interest-bearing) - joint operations	1 204	414
Long-term loans	2 582	1 589
	3 786	2 003

Impairment of long-term loans and receivables

Long-term loans and receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

20                                  Equity accounted investments

	2018	2017
for the year ended 30 June	Rm	Rm
Amounts recognised in the statement of financial position:
Investments in joint ventures and associates	10 991	11 813

	2018	2017
for the year ended 30 June	Rm	Rm
Business segmentation
• Mining	1	1
• Energy	9 667	8 603
• Base Chemicals	1 164	3 038
• Performance Chemicals	16	14
• Group Functions	143	157
Total carrying value of equity accounted investments	10 991	11 813

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in the income statement:
Share of profits of equity accounted investments, net of tax	1 443	1 071	509
share of profits	1 454	1 085	522
remeasurement items	(11)	(14)	(13)

Amounts recognised in the statement of cash flows:
Dividends received from equity accounted investments	1 702	1 539	887

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 9, to calculate the impairment.

At 30 June 2018, we reversed the impairment on our investment in Escravos GTL based on improved operational and cost performance and a slightly better oil price outlook (Refer note 9).

20                                  Equity accounted investments continued

At 30 June, the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2018	2017
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	8 179	7 480
Sasol Huntsman GmbH & co KG	Germany	Manufacturing of chemical products	50	893	925
Petronas Chemicals LDPE Sdn Bhd*	Malaysia	Manufacturing and marketing of low-density polyethylene pellets	—	—	566
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	271	246
Sasol Chevron Holdings Limited	Bermuda	Marketing of Escravos GTL products	50	311	255
Associates
Petronas Chemicals Olefins Sdn Bhd*	Malaysia	Ethane and propane gas cracker	—	—	1 301
Escravos GTL (EGTL)**	Nigeria	GTL plant	10	1 027	757
Other equity accounted investments			Various	310	283
Carrying value of investments				10 991	11 813

*                      On 14 March 2018 the sale of our investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd was concluded. This resulted in a net profit on disposal of R370 million. The foreign currency translations reserve of R494 million relating to the equity accounted investments was reclassified from equity to profit and loss on the same date.

**               Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management and technical support to the plant.

Summarised financial information for the group’s share of equity accounted investments which are not material***

	2018	2017
for the year ended 30 June	Rm	Rm
Operating profit	419	449
Profit before tax	427	464
Taxation	(152)	(232)
Profit and total comprehensive income for the year	275	232

***        The financial information provided represents the group’s share of the results of the equity accounted investments.

	2018	2017
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	536	292
Authorised but not yet contracted for	623	573
Less: expenditure to the end of year	(266)	(281)
	893	584

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL is considered to be material as it is closely monitored and reported on to the decision makers and is considered to be a strategically material investment.

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture
	ORYX GTL Limited
	2018	2017
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	12 202	12 642
Current assets	6 640	4 288
Total assets	18 842	16 930
Other non-current liabilities	360	359
Deferred tax liability	9	41
Other current liabilities	1 036	1 171
Tax payable	436	25
Total liabilities	1 841	1 596
Net assets	17 001	15 334
Summarised income statement
Profit before tax	3 666	1 782
Taxation	(628)	1
Profit and total comprehensive income for the year	3 038	1 783
The group’s share of profits of equity accounted investment	1 168	839
49% share of profit before tax	1 796	873
Taxation*	(628)	(34)

Reconciliation of summarised financial information
Net assets at the beginning of the year	15 334	17 596
Profit before tax for the year	3 666	1 782
Taxation*	(628)	1
Foreign exchange differences	839	(2 017)
Dividends paid	(2 210)	(2 028)
Net assets at the end of the year	17 001	15 334
Carrying value of equity accounted investment	8 179	7 480
49% share of net assets, excluding taxation	8 331	7 546
100% share of tax liabilities*	(152)	(66)

*                      The group participates in the joint venture’s net assets (before tax) and pre-tax profits at 49%. With effect from 29 April 2017, as a result of change in tax regulations in Qatar, tax is levied only on Sasol’s share of profits and as a result any tax liability included in ORYX GTL’s results is included at 100% in our equity-accounted share of the joint venture’s financial results.

The year-end for ORYX GTL Limited is 31 December, however the group uses the financial information at 30 June.

The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2018 relating to our joint ventures or associates.

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. A joint venture is a joint arrangement in which the parties have joint control with rights to the net assets of the arrangement. An associate is an entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

21                                   Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

			% of equity owned
			2018	2017
Name	Country of incorporation	Nature of activities	Rm	Rm
Gemini HDPE LLC	United States of America	Manufactures high density polyethylene chemicals	50	50
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Gemini	Sasol			Total	Total
	HDPE LLC	Canada*	Natref	Other**	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	4 386	3 455	3 276	1 938	13 055	16 236
External current assets	75	118	245	1 065	1 503	1 157
Intercompany current assets	20	1 013	29	84	1 146	1 029
Total assets	4 481	4 586	3 550	3 087	15 704	18 422
Shareholders’ equity	1 644	2 890	231	624	5 389	8 893
Long-term liabilities	2 594	740	2 657	1 719	7 710	6 476
Interest-bearing current liabilities	134	784	206	284	1 408	799
Non-interest-bearing current liabilities	109	171	309	182	771	635
Intercompany current liabilities	—	1	147	278	426	1 619
Total equity and liabilities	4 481	4 586	3 550	3 087	15 704	18 422
Income statement
Turnover	213	284	1 886	1 277	3 660	3 782
Operating (loss)/profit	(144)	(3 583)	379	259	(3 089)	(345)
Other expenses	(80)	(6)	(203)	(149)	(438)	(394)
Net (loss)/profit before tax	(224)	(3 589)	176	110	(3 527)	(739)
Taxation	—	—	(59)	10	(49)	(50)
Attributable (loss)/profit	(224)	(3 589)	117	120	(3 576)	(789)
Statement of cash flows
Cash flow from operations	(74)	89	762	412	1 189	1 433
Movement in working capital	(77)	73	531	(130)	397	190
Tax paid	—	—	(1)	(4)	(5)	(14)
Other expenses	(115)	—	(197)	(173)	(485)	(526)
Cash available from operations	(266)	162	1 095	105	1 096	1 083
Dividends paid	—	—	(111)	—	(111)	(170)
Cash retained from operations	(266)	162	984	105	985	913
Cash flow from investing activities	275	(66)	(873)	(48)	(712)	(2 192)
Cash flow from financing activities	(57)	—	(72)	1 704	1 575	594
Decrease/(increase) in cash requirements	(48)	96	39	1 761	1 848	(685)

*                      Includes the carry of CAD75 million (R780 million) which was repaid on 3 July 2018.

**               Includes Central Térmica de Ressano Garcia (CTRG) and Sasol Wilmar Alcohol Industries (Lianyungang) Co Ltd.

At 30 June 2018, the group’s share of the total capital commitments of joint operations amounted to R427 million (2017 – R992 million).

22                                  Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside of South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned		Investment at cost (Rm)¹
Name	incorporation	Nature of activities	2018	2017	2018	2017
Significant operating subsidiaries Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the group’s mining interests	100	100	9 163	8 638
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100	316	316
Sasol Financing Ltd	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100	422	5 479
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100	62 580	54 665
Sasol South Africa Ltd	South Africa	Integrated petrochemicals and energy company	100	100	28 066	19 704
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100	10 092	10 094
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100	8 069	7 270
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75	657	651
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100	932	1 545

(1)              The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation.

22                                  Interest in significant operating subsidiaries continued

	Country of		% of equity owned
Name	incorporation	Nature of activities	2018	2017
Significant operating subsidiaries Indirect
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco)*	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	50
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100	100
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100

*                      Through contractual arrangements Sasol exercises control over the relevant activities of Rompco.

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the financial statements.

Guarantees

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements. The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

WORKING CAPITAL

23                                  Inventories

	2018	2017
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	4 308	3 521
Process material	1 873	1 794
Maintenance materials	5 156	5 201
Work in progress	2 714	2 044
Manufactured products	15 070	12 629
Consignment inventory	243	185
	29 364	25 374
Business segmentation
• Mining	1 661	1 514
• Exploration and Production International	144	155
• Energy	7 680	6 912
• Base Chemicals	6 682	5 975
• Performance Chemicals	13 162	10 762
• Group Functions	35	56
Total operations	29 364	25 374

The impact of higher crude oil and lower prices for certain chemical products resulted in a net realisable value write-down of R234 million in 2018 (2017 — R470 million).

Inventories with a carrying value of R4 099 million (2017 — R3 165 million) are encumbered. Inventory of R1 348 million (2017 — R3 015 million) is held at net realisable value.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

24                                  Trade and other receivables

	2018	2017
for the year ended 30 June	Rm	Rm
Trade receivables	23 742	20 982
Other receivables*	3 003	3 759
Related party receivables – equity accounted investments	102	92
Impairment of trade receivables	(199)	(158)
Trade and other receivables	26 648	24 675
Duties recoverable from customers	600	412
Prepaid expenses	829	1 133
Value added tax	1 652	1 421
	29 729	27 641

*                      Other receivables include short-term portion of long-term receivables, receivables related to exploration activities and employee-related receivables.

Credit risk exposure in respect of trade receivables is analysed as follows:

	Carrying		Carrying
	value	Impairment	value	Impairment
	2018	2018	2017	2017
for the year ended 30 June	Rm	Rm	Rm	Rm
Age analysis of trade receivables
Not past due date	21 611	3	19 537	5
Past due 0 – 30 days	1 477	5	1 073	7
Past due 31 – 150 days	257	18	197	6
Past due 151 days – one year	93	44	22	10
More than one year**	304	129	153	130
	23 742	199	20 982	158

**               More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

Impairment of trade receivables

Trade receivables that are not past their due date are not considered to be impaired, except where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

	2018	2017
	Rm	Rm
Business segmentation
• Mining	428	422
• Exploration and Production International	736	743
• Energy	11 487	8 323
• Base Chemicals	6 308	5 562
• Performance Chemicals	9 299	9 793
• Group Functions	1 471	2 798
Total operations	29 729	27 641

Accounting policies:

Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest rate method, less impairment losses.

25                                  Trade and other payables

	2018	2017
for the year ended 30 June	Rm	Rm
Trade payables	13 510	11 941
Capital project related payables	9 780	11 883
Accrued expenses	3 062	2 220
Related party payables	166	87
third parties	33	18
equity accounted investments	133	69

Trade payables	26 518	26 131
Other payables*	6 188	6 068
Duties payable to revenue authorities	4 267	4 004
Value added tax	177	197
	37 150	36 400

*                      Other payables includes employee-related payables.

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade and other payables

The carrying value approximates fair value because of the short period to settlement of these obligations.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

26                                  (Increase)/decrease in working capital

	2018	2017	2016
	Rm	Rm	Rm
(Increase)/decrease in inventories	(3 413)	(3 214)	1 125
(Increase)/decrease in trade receivables	(2 789)	(346)	2 849
Increase/(decrease) in trade payables	2 441	1 393	(2 274)
(Increase)/decrease in working capital	(3 761)	(2 167)	1 700

CASH MANAGEMENT

27           Cash and cash equivalents

		2018	2017
for the year ended 30 June	Note	Rm	Rm
Cash restricted for use		1 980	1 803
Cash		15 148	27 643
Cash and cash equivalents		17 128	29 446
Bank overdraft		(89)	(123)
Per the statement of cash flows		17 039	29 323
Cash by currency
Rand		3 982	14 037
Euro		2 855	2 994
US Dollar		9 040	10 605
Other currencies		1 162	1 687
		17 039	29 323
Cash restricted for use
In trust	27.1	578	447
In respect of joint operations	27.2	969	559
Other	27.3	433	797
		1 980	1 803

Included in cash restricted for use:

27.1                        Cash held in trust is restricted for use and held in escrow. Includes R408 million (2017 – R322 million) for the rehabilitation of various sites.

27.2                        Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes Sasol’s interests in the power plant in Mozambique R542 million (2017 - R30 million), the high-density polyethylene (HDPE) plant in North America of R38 million (2017 - R85 million); the Canadian shale gas asset of R42 million (2017 - R117 million) and the Sasol gas pipeline in Mozambique of R246 million (2017 - R263 million).

27.3                        Other cash restricted for use includes deposits for future abandonment site obligations and decommissioning of pipelines, as well as cash deposits serving as collateral for bank guarantees.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

28           Cash generated by operating activities

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	29	46 638	46 236	52 973
(Increase)/decrease in working capital	26	(3 761)	(2 167)	1 700
		42 877	44 069	54 673

29           Cash flow from operations

Earnings before interest and tax (EBIT)		17 747	31 705	24 239
Adjusted for
share of profits of equity accounted investments	20	(1 443)	(1 071)	(509)
equity-settled share-based payment	35	3 776	463	123
depreciation and amortisation		16 425	16 204	16 367
effect of remeasurement items	9	9 901	1 616	12 892
movement in long-term provisions
income statement charge	31	(596)	228	2 687
utilisation	31	(729)	(969)	(1 754)
movement in short-term provisions		25	(215)	(2 378)
movement in post-retirement benefits		(561)	356	402
translation effects		(121)	(11)	581
write-down of inventories to net realisable value		234	470	344
movement in financial assets and liabilities		2 415	(3 120)	698
movement in other receivables and payables		(244)	50	157
other non-cash movements		(191)	530	(876)
		46 638	46 236	52 973

30           Dividends paid

Final dividend – prior year	4 842	5 650	7 140
Interim dividend – current year	3 110	2 978	3 540
	7 952	8 628	10 680
Forecast cash flow on final dividend – current year	4 898	4 844	5 650

The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares and BEE ordinary shares in issue at 30 June 2018 of 620 million. The actual dividend payment will be determined on the record date of 7 September 2018.

PROVISIONS

31           Long-term provisions

		Share-
		based
	Environmental	payments*	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
2018
Balance at beginning of year	15 716	885	2 178	18 779
Capitalised in property, plant and equipment and assets under construction	350	—	—	350
Reduction in rehabilitation provision capitalised**	(1 433)	—	—	(1 433)
Per the income statement	(756)	655	(495)	(596)
additional provisions and changes to existing provisions	241	655	(495)	401
reversal of unutilised amounts	(194)	—	—	(194)
effect of change in discount rate	(803)	—	—	(803)
Notional interest	953	—	9	962
Utilised during year (cash flow)	(249)	(437)	(43)	(729)
Foreign exchange differences recognised in income statement	225	(1)	27	251
Translation of foreign operations	127	(1)	17	143
Balance at end of year	14 933	1 101	1 693	17 727

		Share-
		based
	Environmental	payments	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Long-term provisions
2017
Balance at beginning of year	17 128	2 515	2 230	21 873
Capitalised in property, plant and equipment and assets under construction	742	—	—	742
Long-term incentive scheme converted to equity settled (note 35)	—	(645)	—	(645)
Reduction in rehabilitation provision capitalised**	(2 153)	—	—	(2 153)
Reclassification from other liabilities	—	—	8	8
Per the income statement	339	(237)	126	228
additional provisions and changes to existing provisions	493	(237)	131	387
reversal of unutilised amounts	(180)	—	(5)	(185)
effect of change in discount rate	26	—	—	26
Notional interest	824	—	10	834
Utilised during year (cash flow)	(164)	(748)	(57)	(969)
Foreign exchange differences recognised in income statement	(662)	—	(71)	(733)
Translation of foreign operations	(338)	—	(68)	(406)
Balance at end of year	15 716	885	2 178	18 779

*                 Refer note 34 for accounting policies and areas of judgement used in calculating the share-based payment provision (cash settled).

**          Reduction in rehabilitation capitalised, relates to a reassessment of our provision based on legislation changes, discount rates and new rehabilitation methods which resulted in a reduction of R1,4 billion (2017: R2,1 billion).

31           Long-term provisions continued

		2018	2017
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		2 567	2 131
One to five years		3 715	4 196
More than five years		11 445	12 452
		17 727	18 779
Short-term portion	32	(2 567)	(2 131)
Long-term provisions		15 160	16 648
Estimated undiscounted obligation		102 952	102 729

Business segmentation
• Mining		1 324	1 573
• Exploration and Production International		5 677	5 857
• Energy		2 909	3 091
• Base Chemicals		3 057	3 104
• Performance Chemicals		2 173	2 224
• Group Functions		20	799
Total operations		15 160	16 648

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The total environmental provision at 30 June 2018 amounted to R14 933 million (2017 – R15 716 million). In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R649 million (2017 – R607 million). In addition, indemnities of R2 066 million (2017 – R1 952 million) are in place.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2018	2017
for the year ended 30 June	%	%
South Africa	7,3 to 9,2	7,3 to 8,6
Europe	0,0 to 1,5	0,0 to 1,5
United States of America	2,6 to 3,0	1,3 to 2,6
Canada	2,0 to 2,7	0,9 to 2,5

	2018	2017
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(2 202)	(2 983)
amount capitalised to property, plant and equipment	(910)	(1 646)
income recognised in income statement	(1 292)	(1 337)
Decrease in the discount rate	3 786	4 114
amount capitalised to property, plant and equipment	2 058	2 272
expense recognised in income statement	1 728	1 842

32           Short-term provisions

		2018	2017
for the year ended 30 June	Note	Rm	Rm
Other provisions		552	522
Short-term portion of
long-term provisions	31	2 567	2 131
post-retirement benefit obligations	33	389	354
		3 508	3 007

Accounting policies:

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

33           Post-retirement benefit obligations

		2018	2017
for the year ended 30 June	Note	Rm	Rm
Post-retirement healthcare benefits	33.1
South Africa		3 995	3 921
United States of America		248	242
		4 243	4 163
Pension obligations	33.2
Foreign – post-retirement benefit obligation		8 046	7 260
Less short-term portion of post-retirement benefit obligation		(389)	(354)
Total post-retirement benefit obligations		11 900	11 069
Pension assets	33.2
South Africa – post-retirement benefit asset		(582)	(622)
Foreign – post-retirement benefit asset		(916)	—
Total post-retirement benefit assets		(1 498)	(622)
Net pension obligations		6 548	6 638

33           Post-retirement benefit obligations continued

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•                  when the plan amendment or curtailment occurs; and

•                  when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation – South Africa	31 March 2018	31 March 2018
Last actuarial valuation – United States of America	30 April 2018	30 April 2018
Last actuarial valuation – Europe	n/a	30 April 2018
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

	South Africa				United States of America				Europe
	2018		2017		2018		2017		2018	2017
at valuation date	%		%		%		%		%	%
Healthcare cost inflation
initial	7,5		7,5		7,0	*	7,0	*	n/a	n/a
ultimate	7,5		7,5		5,5	*	5,5	*	n/a	n/a
Discount rate – post-retirement medical benefits	9,9		9,8		3,9		3,5		n/a	n/a
Discount rate – pension benefits	9,9		10,1		2,7		2,7		1,8	1,9
Pension increase assumption	4,5		5,2		n/a	**	n/a	**	1,8	1,8
Average salary increases	5,5	+	5,5	+	4,2		4,2		2,8	2,8
Weighted average duration of the obligation – post- retirement medical obligation	15 years		15 years		9 years		9 years		n/a	n/a
Weighted average duration of the obligation – pension obligation	13 years		13 years		13 years		14 years		17 years	18 years

Assumptions regarding future mortality are based on published statistics and mortality tables.

*                      The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**               There are no automatic pension increases for the United States of America pension plan.

+                      Salary increases are linked to inflation.

33.1                        Post-retirement healthcare benefits

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2018	2017	2018	2017	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	3 995	3 921	248	242	4 243	4 163
Less short-term portion	(177)	(159)	(20)	(19)	(197)	(178)
Non-current post-retirement healthcare obligation	3 818	3 762	228	223	4 046	3 985

33                                 Post-retirement benefit obligations continued

33.1                       Post-retirement healthcare benefits continued

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2018	2017	2018	2017	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 921	3 690	242	304	4 163	3 994
Movements recognised in the income statement:	542	414	18	19	560	433
current service cost	73	59	10	11	83	70
interest cost	472	357	8	8	480	365
curtailments and settlements	(3)	(2)	—	—	(3)	(2)
Actuarial (gains)/losses recognised in other comprehensive income:	(258)	(32)	(5)	(21)	(263)	(53)
arising from changes in financial assumptions	(54)	54	(6)	(8)	(60)	46
arising from changes in demographic assumptions	—	—	—	1	—	1
arising from changes in actuarial experience	(204)	(86)	1	(14)	(203)	(100)
Benefits paid	(210)	(151)	(19)	(24)	(229)	(175)
Translation of foreign operations	—	—	12	(36)	12	(36)
Total post-retirement healthcare obligation at end of year	3 995	3 921	248	242	4 243	4 163

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2018	2017	2018		2017
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	582	594	—	*	—	*
Decrease in the healthcare cost inflation	(475)	(487)	—	*	—	*
Increase in the discount rate	(452)	(472)	(21)		(20)
Decrease in the discount rate	562	584	25		24
Increase in the pension increase assumption	159	145	—	*	—	*
Decrease in the pension increase assumption	(191)	(183)	—	*	—	*

*                      A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States pension plan.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Healthcare cost inflation risk

Healthcare cost inflation is CPI inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

33.2                        Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2018 are 1 678 808 Sasol ordinary shares valued at R844 million at year-end (2017 — 2 253 108 Sasol ordinary shares valued at R826 million) purchased under terms of an approved investment strategy, and property valued at R1 543 million that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2018	2017	2018	2017
at 30 June	%	%	%	%
Equities	53	53	32	44
resources	6	5	5	7
industrials	3	2	3	5
consumer discretionary	12	14	4	5
consumer staples	12	13	2	3
healthcare	3	4	3	5
information technologies	4	3	7	9
telecommunications	1	2	2	2
financials (ex real estate)	12	10	6	8
Fixed interest	10	10	59	44
Direct property	17	16	5	7
Listed property	5	7	—	—
Cash and cash equivalents	4	3	—	—
Third party managed assets	11	11	—	—
Other	—	—	4	5
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

33                                   Post-retirement benefit obligations continued

33.2                         Pension benefits continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	30	45	17	37
foreign	15	30	17	37
Fixed interest	5	25	55	75
Property	10	25	—	18
Other	—	15	—	18

(1)              Members of the defined contribution scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R146 million, R47 929 million, R700 million and R678 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2018	2017	2018	2017	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	47 285	46 508	3 105	2 913	50 390	49 421
defined benefit portion	19 970	19 200	3 105	2 913	23 075	22 113
defined benefit option for defined contribution members	27 315	27 308	—	—	27 315	27 308
Plan assets	(50 128)	(48 340)	(3 890)	(2 514)	(54 018)	(50 854)
defined benefit portion	(22 502)	(21 669)	(3 890)	(2 514)	(26 392)	(24 183)
defined benefit option for defined contribution members	(27 626)	(26 671)	—	—	(27 626)	(26 671)
Projected benefit obligation (unfunded)	—	—	7 915	6 861	7 915	6 861
Asset not recognised due to asset limitation	2 261	1 210	—	—	2 261	1 210
Net liability/(asset) recognised	(582)	(622)	7 130	7 260	6 548	6 638

The increase of R1 051 million in the asset limitation (2017 — R105 million) was recognised as a gain in other comprehensive income.

	South Africa		Foreign		Total
	2018	2017	2018	2017	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Pension asset	(582)	(622)	(916)	—	(1 498)	(622)
Pension benefit obligation	—	—	8 046	7 260	8 046	7 260
long-term portion	—	—	7 854	7 084	7 854	7 084
short-term portion	—	—	192	176	192	176
Net liability/(asset)	(582)	(622)	7 130	7 260	6 548	6 638

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R1 498 million (2017 — R622 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2018	2017	2018	2017	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	46 508	44 823	9 774	11 506	56 282	56 329
Movements recognised in income statement:	5 678	5 277	596	587	6 274	5 864
current service cost	1 028	927	386	370	1 414	1 297
past service cost	—	—	—	21	—	21
interest cost	4 650	4 350	210	196	4 860	4 546
Actuarial (gains)/losses recognised in other comprehensive income:	(2 950)	(1 803)	462	(931)	(2 488)	(2 734)
arising from changes in demographic assumptions	—	—	20	(3)	20	(3)
arising from changes in financial assumptions	(2 950)	(1 803)	312	(971)	(2 638)	(2 774)
arising from change in actuarial experience	—	—	130	43	130	43
Member contributions	447	411	—	—	447	411
Benefits paid	(2 398)	(2 200)	(477)	(304)	(2 875)	(2 504)
Transferred to assets held for sale	—	—	(30)	—	(30)	—
Translation of foreign operations	—	—	695	(1 084)	695	(1 084)
Projected benefit obligation at end of year	47 285	46 508	11 020	9 774	58 305	56 282

unfunded obligation*	—	—	7 915	6 861	7 915	6 861
funded obligation	47 285	46 508	3 105	2 913	50 390	49 421

*                      Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value (2018 — R305 million; 2017 — R268 million). A decrease of R1 million (2017 — increase of R50 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

33                                   Post-retirement benefit obligations continued

33.2                         Pension benefits continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2018	2017	2018	2017	2018	2017
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	48 340	46 752	2 514	2 439	50 854	49 191
Movements recognised in income statement:	4 707	4 407	67	58	4 774	4 465
interest income	4 829	4 535	67	58	4 896	4 593
interest on asset limitation	(122)	(128)	—	—	(122)	(128)
Actuarial (losses)/gains recognised in other comprehensive income:	(1 959)	(1 930)	180	202	(1 779)	(1 728)
arising from return on plan assets (excluding interest income)	(1 959)	(1 930)	180	202	(1 779)	(1 728)
Plan participant contributions*	447	411	—	—	447	411
Employer contributions* +	991	900	1 233	265	2 224	1 165
Benefit payments	(2 398)	(2 200)	(314)	(165)	(2 712)	(2 365)
Translation of foreign operations	—	—	210	(285)	210	(285)
Fair value of plan assets at end of year	50 128	48 340	3 890	2 514	54 018	50 854
Actual return on plan assets	2 748	2 477	247	260	2 995	2 737

*                      Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

+                      In 2018, in the United States of America there was a once-off payment R963 million (US$75 million) made by the employer to the fund.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2019 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 009	287

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2018	2017	2018		2017
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	14	15	454		416
Decrease in average salaries increase assumption	(13)	(14)	(368)		(353)
Increase in the discount rate	(1 447)	(1 552)	(1 634)		(1 507)
Decrease in the discount rate	1 981	2 494	2 174		1 989
Increase in the pension increase assumption	2 035	2 538	1 071	*	956	*
Decrease in the pension increase assumption	(1 523)	(1 622)	(851	)*	(731	)*

*                      This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

34           Cash-settled share-based payment provision

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm

During the year, the following share-based payment expenses were recognised in the income statement relating to cash-settled arrangements (refer to note 35 for the equity-settled share-based payment disclosure):

Share-based payment expense – movement in long-term provisions
Sasol Share Appreciation Rights Scheme	655	(342)	(180)
Share Appreciation Rights with no corporate performance targets (no-CPTs)	117	(110)	50
Share Appreciation Rights with corporate performance targets (CPTs)	538	(232)	(230)
Sasol Long-term Incentive Scheme(1)	—	105	551
	655	(237)	371

(1) On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share-based payment scheme.

Sasol’s share price increased by 37% over the financial year to a closing price on 30 June 2018 of R502,86. This together with the volatility in the share price has resulted in a R655 million expense being recognised in the current year.

Sasol Share Appreciation Rights Scheme (closed since 2013)

	2018	2017
Total rights granted	Number	Number
Share Appreciation Rights	7 118 321	11 401 116

The Share Appreciation Rights scheme (SARs) allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of the SARs to the exercise of such vested rights. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol SAR scheme are settled in cash.

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash-settled liability is calculated at each reporting date. On resignation, SARs which have not yet vested lapse and SARs which have vested may be exercised at the employee’s election before their last day of service. On death, all SARs vest immediately and the deceased’s estate has a period of 12 months to exercise these rights. On retrenchment or retirement, all SARs vest immediately and the employee has a period of 12 months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol SARs) for the periods from 1 January for half year-end and 1 July for year-end until two days after publication of the results and at any other time during which they have access to price sensitive information.

	2018			2017
	SARs with	SARs with		SARs with	SARs with
	no CPTs	CPTs	Total	no CPTs	CPTs	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Per statement of financial position	98	1 003	1 101	153	732	885
Total intrinsic value of rights vested, but not yet exercised	98	987	1 085	122	181	303

34           Cash-settled share-based payment provision continued

		2018		2017
		SARs with	SARs	SARs with	SARs
		no CPTs	with CPTs	no CPTs	with CPTs
Model		Binomial tree	Binomial tree	Binomial tree	Binomial tree
Risk-free interest rate	(%)	6,88 - 7,09	6,88 - 7,63	7,03 - 8,75	7,03 - 8,75
Expected volatility	(%)	28,61	27,16	20,86	24,45
Expected dividend yield	(%)	3,58	3,51	3,42	3,42
Expected forfeiture rate	(%)	*	5,00	*	9,00
Vesting period – SARs issued between 2009 – 2011		2,4,6 years	2,4,6 years	2,4,6 years	2,4,6 years
Vesting period – SARs issued between 2012 – 2014		—	3,4,5 years	—	3,4,5 years

* All SARs with no CPTs have vested and therefore no forfeiture is applied.

The risk-free rate for periods within the contractual term of the rights is based on the Rand swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. The vested portion of these rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The unvested portion is at each reporting date in the statement of financial position until the date of settlement and employee costs are recognised over the period that the employees provide services to the company until date of settlement.

Areas of judgement:

Fair value is measured using the Binomial tree option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date.

RESERVES

35           Share-based payment reserve

		2018	2017	2016
for the year ended 30 June	Note	Rm	Rm	Rm
During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share- based payment schemes:
Equity-settled – recognised directly in equity		3 776	463	123
Sasol Inzalo share transaction	35.1	34	76	123
Sasol Khanyisa share transaction(1)	35.2	2 953	—	—
		2 866	—	—
Sasol ordinary BEE (SOLBE1) shares issued(2)		1 104	—	—
Khanyisa Public		1 762	—	—
Tier 1 - Khanyisa Employee Share Ownership Plan (ESOP)		52
Tier 2 - Khanyisa ESOP		35
Long-term incentives(3)	35.3	789	387	—
Employee-related share-based payment expense (included in amount above)		910	463	123

(1)    In November 2017, Sasol Khanyisa a new Broad-Based Black Economic Empowerment (B-BBEE) scheme was approved by shareholders at a General Meeting.

(2)    IFRS 2 expense recognised immediately, as shares granted to participants are unencumbered and can be traded immediately.

(3)    On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award. As the funds to pay the trickle dividend are leaving the Company, a corresponding share of earnings will be allocated to the non controlling shareholders. There were no trickle dividends paid during the current year.

Equity-settled share incentive schemes

35.1        The Sasol Inzalo share transaction

In May 2008, shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (B-BBEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited’s issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. This award was financed using both external funding that was guaranteed by Sasol, and internal funding provided directly by Sasol to enable participants to purchase the shares in Sasol Limited.

The Sasol Inzalo Employee share transaction ended on 4 June 2018. Sasol exercised its right to repurchase the 25 231 686 Sasol Limited (SOL) shares held by the Sasol Inzalo Employee and Management Trusts at a nominal value of R0,01 per share in accordance with the repurchase formula agreed for the notional vendor funding. Consequently the relevant vested participants in the Inzalo Employee Schemes received no distribution of SOL Shares.

The Sasol Inzalo Groups share transaction terminated on 27 June 2018. Sasol repurchased 9 461 882 preferred ordinary shares from Sasol Inzalo Groups Funding (RF) (Pty) Ltd at the 30 day Volume Weighted Average Price (VWAP) on 25 June 2018 of R475,03 per share. This repurchase enabled Sasol Inzalo Groups Funding (RF) (Pty) Ltd to repay the external debt, however no value over and above this debt repayment was created, and as a result, there was no distribution to Inzalo Groups participants.

The Sasol Inzalo Foundation (renamed to the Sasol Foundation), remains as an unencumbered shareholder of 9 461 882 shares in Sasol Limited as the Board approved that the repurchase right would not be exercised, and there was no recovery of the financing owed to Sasol by the Foundation. The Sasol Foundation continues to be consolidated by the group, and these shares therefore remain accounted for as treasury shares.

The Sasol Inzalo Public share transaction will terminate in September 2018. The estimated share price required at that point, to create value for the Inzalo Public participants, is R462,00 (2017: R456,30).

The share-based payment expense in relation to Sasol Inzalo recognised in the current year is calculated based on the assumptions applicable to the year in which the share rights were granted.

35           Share-based payments reserve continued

35.2        The Sasol Khanyisa share transaction

In November 2017, Sasol shareholders approved the implementation of a new black-economic empowerment scheme, Sasol Khanyisa. Sasol Khanyisa has been designed to comply with the revised B–BBEE legislation in South Africa and seeks to ensure on-going and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the group’s South African operations.

The participants of Sasol Inzalo included SOLBE1 shareholders (who paid in cash for their SOLBE1 shares), Inzalo Groups and Inzalo Public, who were funded with a combination of external and vendor financing, Sasol employees, who were funded via notional vendor financing, and the Inzalo Foundation, also funded via notional vendor financing. The participants of Sasol Khanyisa are limited to those individuals, groups and employees that participated in the Sasol Inzalo transaction as well as certain elements of the transaction will also be awarded to eligible Black persons who are currently employed by Sasol and were not participants of Sasol Inzalo. At the end of 10 years, or earlier if the underlying funding has been settled, the participants will exchange their SSA shareholding on a fair value-for-value basis for SOLBE1 shares to the extent of any value created during the transaction term.

SOLBE1 shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa comprises of the following elements:

SOLBE1 Election – 1 for 4

In terms of Sasol Inzalo, certain members of the black public paid for SOLBE1 shares, which are listed on the Empowerment Segment of the JSE. Under their existing terms, these SOLBE1 shares would automatically re-designate to Sasol ordinary shares (“SOL”) at the end of the Sasol Inzalo transaction.

In order for these members to retain their SOLBE1 shares, SOLBE1 shareholders could make an election that their shares did not redesignate to SOL shares, and instead remained SOLBE1 shares. These electing shareholders received 1 additional SOLBE1 share for every 4 held, and were eligible to participate in the Khanyisa transaction. This award of additional SOLBE1 shares is recognised at grant date because there are no related vesting conditions.

An expense of R95 million was recognised at 30 June 2018.

SOLBE1, Public and Groups participants – 1 for 10

Participants that were part of Inzalo Groups, Inzalo Public and electing SOLBE1 shareholders were invited to participate in Sasol Khanyisa. Participants who did not reject the invitation received, at no cost to them, 1 SOLBE1 share for every 10 Khanyisa shares held. This award of SOLBE1 shares is recognised at the grant date because there are no related vesting conditions.

An expense of R1 billion was recognised at 30 June 2018.

Tier 1 - Khanyisa Employee Share Ownership Plan – Eligible Inzalo participants

Inzalo Employee Scheme participants, who were still actively employed by Sasol were granted rights in SOL shares or SOLBE1 Shares, at no cost to them, to the value of R100 000, all of which will vest after a three year service period. Black employees were able to choose to receive the award in SOL or SOLBE1 shares, whilst employees who are not black people received an award in SOL shares, as SOLBE1 shares may only be held by qualifying black people. Employees will receive dividends on these shares throughout the 3 year vesting period. This award will be recognised on a straight line basis over the three year vesting period. The employer companies made a cash contribution to the Khanyisa ESOP to enable this ownership plan.

An expense of R52 million was recognised at 30 June 2018.

Sasol Khanyisa – SSA (Tier 2 and Khanyisa Public)

Inzalo Groups, Inzalo Public and electing SOLBE1 shareholders; as well as qualifying Black employees, were invited to participate in the SSA element of the Khanyisa transaction. The BEE participation in SSA comprises two groups of participants, being the external public participants (made up of Inzalo Groups, Inzalo Public and electing SOLBE1 shareholders) who participate via Khanyisa Public, and qualifying black employees who participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP).

Both Khanyisa Public and the Khanyisa ESOP have a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% each in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends will be distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

Khanyisa Public

There are no vesting conditions attached to the grant, and as such, the expense of R1,8 billion was recognised in full at the grant date.

Khanyisa ESOP (Tier 2)

The employees have service conditions over the 10 year transaction term, and as such, the expense will be recognised over this period, with R35 million having been recognised at 30 June 2018.

							IFRS
							expense
					Weighted		recognised
		Number		Number	average	Total	for the year
		of	Number	of Sasol	fair	IFRS	ended
Components of the		SOLBE1	of SOL	Khanyisa	value	expense	30 June 2018
transaction	Grant date	Shares	shares	shares	Rand	Rm	Rm
SOLBE1 Election 1 for 4	23 March 2018	245 741	—	—	386,00	95	95
Khanyisa Public 1 for 10	1 June 2018	2 727 281	—	—	370,00	1 009	1 009
Sasol Khanyisa Public(1),(3)	1 June 2018	—	—	26 503 642	66,48	1 762	1 762
ESOP - Tierl(2)	1 June 2018	—	2 082 520	—	481,50	1 003	27
ESOP - T ierl(2)	1 June 2018	2 396 048	—	—	370,00	887	25
ESOP - Tier2(2),(3)	25 May 2018	—	—	26 503 642	66,48	1 762	35
		5 369 070	2 082 520	53 007 284		6 518	2 953

(1)         The estimated strike price value for Khanyisa Public and ESOP Tier 2 is R313,25 and represents the remaining vendor funding per share as at 30 June 2018.

(2)         The ESOP Tierl and 2 options outstanding have a weighted average remaining vesting period of 2,9 and 5,8 years. ESOP Tier 1 vests after 3 years and ESOP Tier 2 has a staggered vesting period, with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years.

(3)         The weighted average fair value price is derived from the Monte-Carlo option pricing model. The price will move closer to the strike price over the transaction period as certainty of dividends declared by SSA is expected to exceed outstanding vendor financing.

The SSA Khanyisa share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It was calculated using the following assumptions at grant date:

Average fair value Sasol Khanyisa options granted		2018

Model		Monte-Carlo
Risk - free interest rate	(%)	8,08
Expected volatility	(%)	28,49
Expected dividend yield	(%)	1,8 – 10,1

35           Share-based payments reserve continued

35.2        The Sasol Khanyisa share transaction continued

The risk-free rate for periods within the contractual term of the share rights is based on a zero-coupon Rand swap curve at the time of the grant.

The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol share price.

The dividend yields of the share rights granted is determined using the expected term structure of dividend yields on the underlying equity value over the life of the transaction.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgment, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

•                  Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, US$/Rand exchange rates and pricing assumptions.

•                  Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

•                  Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the group, and are aligned to the WACC rates for the entity.

•                  A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.

•                  A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

35.3        Sasol Long—term Incentive Scheme

During September 2009, the group introduced the Sasol Long-term Incentive scheme (LTI). The objective of the LTI scheme is to provide qualifying employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of employees with the interest of shareholders. The LTI scheme allows certain senior employees to earn a long-term incentive amount linked to certain Corporate Performance Targets (CPTs). Allocations of the LTI are linked to the performance of both the group and the individual. The employer companies make a cash contribution to an independent service provider to enable this ownership plan.

On resignation, LTIs which have not yet vested will lapse. On death, retirement and retrenchment, the LTIs vest immediately, calculated to the extent that the CPTs are anticipated to be met, and are settled within 40 days from the date of termination. Accelerated vesting does not apply to top management. In November 2016, the scheme was converted from cash-settled to equity-settled. All the vesting conditions and all other terms and conditions of the scheme remain the same, including the standard vesting period of three years, with the exception of top management, who have five year vesting period for 50% of the awards.

The maximum number of shares issued under the equity-settled LTI scheme may not exceed 32,5 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2016	—	—
Conversion of LTI scheme to equity-settled scheme on 25 November 2016	6 398 182	340,85
LTIs granted	150 200	370,47
LTIs vested	(194 390)	359,92
Effect of CPTs and LTIs forfeited	(155 403)	343,03
Balance at 30 June 2017	6 198 589	337,80
LTIs granted	2 626 268	376,73
LTIs vested	(1 868 963)	347,93
Effect of CPTs and LTIs forfeited	(159 406)	349,95
Balance at 30 June 2018*	6 796 488	348,19

*                 The incentives outstanding as at 30 June 2018 have a weighted average remaining vesting period of 1,5 years. The exercise price of these options is Rnil.

	2018	2017
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	396,02	375,43

Average fair value of incentives granted		2018	2017
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate - Rand	(%)	6,98 – 7,34	7,03 – 9,22
Risk-free interest rate - US$	(%)	1,01 – 1,47	0,76 – 0,91
Expected volatility	(%)	24,73	29,87
Expected dividend yield	(%)	3,65	3,42
Expected forfeiture rate	(%)	5	3 – 5
Vesting period - top management		3 / 5 years	3 / 5 years
Vesting period - all other participants		3 years	3 years

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

OTHER DISCLOSURES

36           Contingent liabilities

36.1        Litigation

Allegation of exchange of commercially sensitive information in the commercial diesel market — Sasol Oil (Pty) Ltd

On 24 October 2012, the Competition Commission (the “Commission”) referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, Sasol Oil, BP SA and the South African Petroleum Industry Association (SAPIA) to the Tribunal for adjudication.

The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy. In as far back as 2008, Sasol began engaging with the Commission in this regard as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector.

In May 2018, this investigation by the South African Competition Commission into the conduct in the petroleum products market was completed through a settlement agreement with the participants under investigation (including Sasol Limited), this effectively closed the investigations with no penalties imposed on Sasol.

Claimed compensation for lung diseases — Sasol Mining (Pty) Ltd

On 2 April 2015, 22 plaintiffs instituted action against Sasol Mining (Pty) Ltd at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996; failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases.

This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total. Sasol Mining is defending the claim.

The merits of each single claim are not yet clear. There is also some uncertainty as to whether one or more of the claims has become prescribed. Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2018.

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP in Sasolburg, a number of contractual claims have been instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. Two larger matters are still ongoing. The claimants are Fluor SA (Pty) Ltd and Wetback Contracts (Pty) Ltd.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed an additional amount of R485,7 million, plus interest (R83,6 million up to May 2015). This dispute turns on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. In June 2015, Fluor referred the claim to adjudication. In September 2015 the adjudicator rejected Fluor’s entire claim. Thereafter, Fluor notified Sasol of its dissatisfaction with the outcome of the adjudication and Fluor’s intention to refer the matter to arbitration. The arbitration process commenced with Fluor filing its statement of claim during December 2016. Sasol filed two objections against the statement of claim which had the potential to dispose of the arbitration proceedings.

The arbitrator however did not decide in favour of Sasol on the objection applications and dismissed the application with costs. The objections will still be raised as a special jurisdictional plea and will be filed with Sasol’s statement of defence. The arbitrator has requested that the parties agree on the timetable going forward and Sasol has submitted a proposed timetable to Fluor for consideration. Sasol believes that Fluor’s claim is not justified. Accordingly, no provision was recognised at 30 June 2018.

Wetback Contracts (Pty) Ltd — FTWEP

Wetback instituted a claim of R634,2 million for additional compensation. Sasol submitted three counterclaims with an aggregate value of R229,2 million. The matter has been referred to arbitration. The hearing of this dispute commenced on 9 May 2016. During the first two weeks of the hearing, Sasol successfully applied for the separation of certain key issues relating to the interpretation of the contract to be decided before the remainder of the merits of the matter could be heard. This successful separation of issues dictated the framework within which the matter proceeded. After the arbitration hearing commenced in May 2016, the matter continued with various hearings in 2017 and 2018. The arbitration hearing concluded on 31 May 2018 and the final decision by the arbitrator is expected before end of 2018. Sasol believes that Wetback’s claim is not justified. Accordingly, no provision was raised as at 30 June 2018.

36           Contingent liabilities continued

36.1        Litigation continued

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

In October 2013, following the March 2013 decisions by NERSA (pursuant to the applications by Sasol Gas), seven of the customers of Sasol Gas brought a legal review application requesting the setting aside of the maximum price methodology used by NERSA in evaluating the maximum price application by Sasol Gas as well as the maximum price decision and gas transmission tariff decision. The basis of the challenge to the NERSA price decision is the allegation that the methodology used by NERSA to determine its approval of the maximum gas prices was unreasonable and irrational.

In October 2016 the High Court dismissed the review application due to it being brought outside of the time limits allowed in law for such applications. The Applicants were subsequently granted consent to appeal this decision to the Supreme Court of Appeal (“SCA”). On 10 May 2018 the SCA upheld the appeal by the Applicants. In terms of the SCA ruling, the 2013 NERSA decisions were overturned and NERSA is required to review the decisions. The SCA also ordered that any subsequent maximum price decision by NERSA will be applied from the date that the original decisions applied, i.e. 26 March 2014. The SCA did not direct the methodology to be used by NERSA in reviewing its decisions and accordingly NERSA would need to consider and evaluate alternative pricing methodologies as part of coming to a new maximum price approval decision.

Both Sasol Gas and NERSA launched an application to the Constitutional Court for leave to appeal the SCA decision. The Applicants are opposing these applications for leave to appeal. The decision by the Constitutional Court on allowing the appeal application remains pending.

The appeal application suspended the SCA decision. Furthermore, because the SCA decision relates to maximum prices it does not have an immediate impact on the actual gas price mechanism contractually agreed between Sasol Gas and its customers. The current NERSA gas transmission tariff decision, which relates to a period subsequent to the period of the overturned tariff decision is also not affected by the SCA decision.

As a result of the retrospective element of the SCA decision, a possible obligation may arise if NERSA approves new maximum gas prices for Sasol Gas at a level that is lower than the actual price charged by Sasol Gas during the period prior to such new NERSA decision. The arising of such an obligation is subject to the outcome of the ongoing appeal process. If the appeal process fails to maintain the 2013 NERSA decisions, it is not possible to determine at this time what the ultimate methodology is that NERSA will decide upon to make the required revised maximum gas price decisions, if required and it is therefore also not currently possible to determine the outcome of such a price decision by NERSA.

The likelihood of a future obligation cannot currently be determined and neither can an amount for such a possible obligation be reliably estimated. Therefore, no provision has been raised at 30 June 2018.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results. Tax exposures are considered in note 12.

36.2        Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

36.3        Environmental orders

Sasol’s environmental obligation accrued at 30 June 2018 was R14 933 million compared to R15 716 million at 30 June 2017. Included in this balance is an amount accrued of approximately R4 872 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

37           Commitments under leases

Operating leases — Minimum future lease payments

The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2018	2017
for the year ended 30 June	Rm	Rm
Property, plant and equipment
Within one year	2 068	1 316
One to five years	5 863	4 009
More than five years	15 344	13 089
	23 275	18 414
Included in operating leases is the following:
• The lease for the Sasol Corporate office building. The lease term is 20 years with an option to extend for a further five years. This is a significant lease for the group.

•                  The rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 16 years.

Water reticulation for Secunda Synfuels Operations
Within one year	171	144
One to five years	847	777
More than five years	1 798	2 038
	2 816	2 959

The water reticulation commitments of Secunda Synfuels Operations relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	26 091	21 373

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

Contingent rentals

The group has contingent rentals in respect of operating leases that are linked to market related data such as inflation.

Finance leases — minimum future lease payments

The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but exclude purchase options.

	2018	2017
for the year ended 30 June	Rm	Rm
Within one year	1 171	278
One to five years	3 975	1 195
More than five years	19 586	2 308
Less amounts representing finance charges	(17 108)	(1 917)
Total minimum future lease payments	7 624	1 864

Contingent rentals

The group has contingent rentals in respect of finance leases.

38           Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 20.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the annual financial statements using the equity method for associates and joint ventures.

	2018	2017	2016
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	965	1 088	1 079
Purchases by subsidiaries from related parties
Joint ventures	671	617	592
Associates	88	120	88
	759	737	680

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC)/Prescribed Officers.

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives (1)	2018	2017 (2)	2016 (2)
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	25 508	3 892	14 320	23 088	66 808	77 333	69 041

(1)         Incentives approved on the group results for the 2018 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/ net base salary as at 30 June 2018.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Executive Directors’ and former Executive Director were as follows:

Share
	Long-term	appreciation
	incentive	rights, with
	rights	and without	Total	Total	Total
	vested(1)	CPTs exercised	2018	2017	2016
	R’000	R’000	R’000	R’000	R’000
Executive Directors	19 454	1 061	20 515	24 970	30 705

(1)         Long-term incentives for the 2018 financial year represent incentives approved on the group results for the 2018 financial year, payable in the 2019 financial year.

Remuneration and benefits paid and short-term incentives approved for the Prescribed Officers were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives (1)	2018	2017 (2)	2016 (2)
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	37 569	5 995	21 684	23 759	89 007	70 949	70 363
Number of GEC members					10	10	10

(1)         Incentives approved on the group results for the 2018 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2018.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Prescribed Officers were as follows:

Share
	Long-term	appreciation
	incentive	rights, with
	rights	and without	Total	Total	Total
	vested(1)	CPTs exercised	2018	2017	2016
	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	39 701	5 261	44 962	23 807	49 793

(1)         Long-term incentives for the 2018 financial year represent incentives approved on the group results for the 2018 financial year, payable in the 2019 financial year.

The total IFRS2 charge for Executive Directors and the GEC in 2018 amounted to R33 million and R72 million, respectively.

Non-executive Directors’ emoluments for the year was as follows:

				Ad Hoc
				Special
	Board	Lead		Board -
	meeting	Director	Committee	Committee	Total	Total	Total
	fees	fees	fees	Meeting	2018	2017	2016
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Non-executive Directors	19 914	607	6 462	840	27 823	23 079	22 645

39           Subsequent events

The Sasol Limited Board approved that Sasol repurchase the shares from Inzalo Public Funding Limited (RF) in September 2018 and settle the outstanding debt of R7,4 billion and a cash top-up for value realised of approximately R600 million in September 2018, assuming a share price of R500. This will then conclude the unwinding of the Sasol Inzalo transaction.

40           Financial risk management and financial instruments

Financial instruments overview

The following table summarises the group’s classification of financial instruments.

		Carrying value
		At fair value
		through
		profit and	Available-	Amortised	Held-to-
		loss	for-sale	cost	maturity	Fair value
	Note	Rm	Rm	Rm	Rm	Rm
2018
Financial assets
Investments in listed securities		—	682	—	—	682
Investments in unlisted securities		—	244	—	—	244
Other long-term investments		—	—	—	25	25
Long-term receivables	19	—	—	3 786	—	3 786
Long- and short-term financial assets		1 827	—	—	—	1 827
Trade and other receivables**		—	—	26 648	—	26 648	*
Cash and cash equivalents	27	—	—	17 128	—	17 128	*
Financial liabilities
Listed long-term debt (US Dollar Bond)+	16	—	—	13 704	—	13 345
Unlisted long-term debt+	16	—	—	95 750	—	95 984
Short-term debt and bank overdraft		—	—	2 035	—	2 035	*
Long- and short-term financial liabilities		2 059	—	—	—	2 059
Trade and other payables+	25	—	—	26 518	—	26 518	*

		Carrying value
		At fair value
		through
		profit and	Available-	Amortised	Held-to-
		loss	for-sale	cost	maturity	Fair value
	Note	Rm	Rm	Rm	Rm	Rm
2017
Financial assets
Investments in listed securities		—	681	—	—	681
Investments in unlisted securities		—	225	—	—	225
Other long-term investments		—	—	—	81	81
Long-term receivables	19	—	—	3 737	—	3 737
Short-term financial assets		2 739	—	—	—	2 739
Trade and other receivables**		—	—	24 675	—	24 675	*
Cash and cash equivalents	27	—	—	29 446	—	29 446	*
Financial liabilities
Listed long-term debt (US Dollar Bond)+	16	—	—	13 014	—	13 365
Unlisted long-term debt+	16	—	—	68 153	—	68 896
Short-term debt and bank overdraft		—	—	2 986	—	2 986	*
Long- and short-term financial liabilities		1 473	—	—	—	1 473
Trade and other payables+	25	—	—	26 131	—	26 131	*

*                 The fair value of these instruments approximates carrying value, due to their short-term nature.

**          Trade and other receivables includes employee-related and insurance-related receivables.

+                   Includes unamortised loan costs.

40.1        Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Hedging and Digital Committee that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The group has a central treasury function that manages the financial risks relating to the group’s operations.

Capital allocation

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders’ equity. The group’s targeted gearing ratio is between 20% and 40%, and has been temporarily lifted to 44% until 2019 and thereafter to 40%. Gearing takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2018 is 43,2% ((2017 – 26,7%; 2016 – (14,6%)).

Financing risk

Financing risk refers to the risk that financing of the group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

To achieve and keep an optimal capital structure, the group aims to maintain a stable long-term investment grade credit rating, recognising that Sasol, like all South African domiciled entities, is constrained (but not necessarily capped) by the South African sovereign rating. In November 2017 S&P downgraded South Africa’s sovereign credit rating from BB+ investment grade to BB with a stable outlook. In January 2018, S&P affirmed Sasol’s rating at BBB-/A-3 with a stable outlook.

Similarly Moody’s Investors Service affirmed Sasol Limited’s long-term issuer rating at Baa3 with stable outlook, and affirmed the national scale issuer rating at Aaa.za in March 2018.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables and long-term receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. The details of the risk exposure of trade receivables and the associated provision for impairment is disclosed in note 24. Long-term receivables are reviewed on a regular basis based on our credit risk policy, and is not impaired. The carrying value of receivables represents the maximum credit risk exposure.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2018, 2017 and 2016. Approximately 49% (2017 – 48%; 2016 – 47%) of the group’s total turnover is generated from sales within South Africa, while about 24% (2017 – 22%; 2016 – 23%) relates to European sales and 13% (2017 – 13%; 2016 – 14%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

40           Financial risk management and financial instruments continued

40.1        Financial risk management continued

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due.

How we manage the risk

The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group’s cash resources through continued focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations. Refer to note 16.

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Contractual	Within	One to	More than
		cash flows*	one year	five years	five years
	Note	Rm	Rm	Rm	Rm
2018
Financial assets
Non-derivative instruments
Long-term receivables	19	3 786	97	1 489	2 200
Trade and other receivables	24	26 648	26 648	—	—
Cash restricted for use	27	1 980	1 980	—	—
Cash	27	15 148	15 148	—	—
Investments available-for-sale		926	926	—	—
Investments held-to-maturity		25	—	25	—
		48 513	44 799	1 514	2 200
Derivative instruments
Foreign exchange contracts		1 214	1 214	—	—
Interest rate swap		246	—	—	246
Zero cost collar		979	979	—	—
Crude oil options		482	482	—	—
Ethane swaps		33	33	—	—
		51 467	47 507	1 514	2 446
Financial liabilities
Non-derivative instruments
Long-term debt	16	(139 294)	(16 612)	(86 415)	(36 267)
Short-term debt	16	(1 946)	(1 946)	—	—
Trade and other payables	25	(26 518)	(26 518)	—	—
Bank overdraft	27	(89)	(89)	—	—
Financial guarantees**		(1 539)	(1 539)	—	—
		(169 386)	(46 704)	(86 415)	(36 267)
Derivative instruments
Foreign exchange contracts		(1 217)	(1 217)	—	—
Coal swaps		(414)	(414)	—	—
Zero cost collar		(1 317)	(1 317)	—	—
Crude oil futures		(91)	(91)	—	—
		(172 425)	(49 743)	(86 415)	(36 267)

* Contractual cash flows include interest payments.

** Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

		Contractual	Within	One to	More than
		cash flows*	one year	five years	five years
	Note	Rm	Rm	Rm	Rm
2017
Financial assets
Non-derivative instruments
Long-term receivables	19	2 003	—	696	1 307
Trade and other receivables	24	24 675	24 675	—	—
Cash restricted for use	27	1 803	1 803	—	—
Cash	27	27 643	27 643	—	—
Investments available-for-sale		906	906	—	—
Investments held-to-maturity		81	—	81	—
		57 111	55 027	777	1 307
Derivative instruments
Foreign exchange contracts		515	515	—	—
Coal swaps		21	21	—	—
Zero cost collar		1 546	1 546	—	—
Crude oil futures		52	52	—	—
Crude oil options		1 116	1 116	—	—
		60 361	58 277	777	1 307
Financial liabilities
Non-derivative instruments
Long-term debt	16	(94 044)	(9 783)	(68 332)	(15 929)
Short-term debt	16	(2 625)	(2 625)	—	—
Trade and other payables	25	(26 131)	(26 131)	—	—
Bank overdraft	27	(123)	(123)	—	—
Financial guarantees**		(89)	(89)	—	—
		(123 012)	(38 751)	(68 332)	(15 929)
Derivative instruments
Interest rate swap		(1 070)	—	—	(1 070)
Foreign exchange contracts		(904)	(904)	—	—
Coal swaps		(2)	(2)	—	—
Zero cost collar		(3)	(3)	—	—
		(124 991)	(39 660)	(68 332)	(16 999)

* Contractual cash flows include interest payments.

** Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

Our Hedging and Digital Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure and large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively. Foreign currency risks are managed through the group’s hedging policy and financing policies that direct and the selective use of various derivatives.

40                                  Financial risk management and financial instruments continued

40.1                        Financial risk management continued

Our exposure to and assessment of the risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rate. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.

For forecasting purposes, a 10c change in the rand/US$ exchange rate will impact operating profit by approximately R880 million (US$68 million) in 2019 (R710 million (US$52 million) in 2018). This is based on an average oil price of US$72/bbl (US$50/bbl - 2017).

This calculation is done at a point in time and is based on a 12-month average oil price at a constant 12-month average exchange rate. It may be used as a general rule but the sensitivity is not linear over large absolute changes in the oil price and hence applying it to such scenarios may lead to an incorrect reflection of the change in profit from operations.

Zero-cost collars

In line with the newly implemented risk mitigation strategy, the group hedges 70% - 80% of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The group uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Foreign exchange contracts

Foreign exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports). Other transactions hedged include certain intercompany loans which expose the group to foreign currency risk.

A number of FECs were entered into during the year and classified as held for trading. FECs are also utilised in the group in cash flow hedge relationships. FECs taken out to hedge exposure to fluctuations in the rand/US$ exchange rate were held over a total notional amount of R33 million (US$nil; EUR2,1 million) at 30 June 2018 (2017 — R34 million (US$nil; EUR2,3 million)).

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2018	2017	2018	2017
	Rand	Rand	Rand	Rand
Rand/Euro	15,34	14,83	16,04	14,92
Rand/US dollar	12,85	13,61	13,73	13,06

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2018		2017
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Trade and other receivables	586	2 500	312	1 911
Cash restricted for use	—	245	—	515
Cash	2 257	1 207	2 410	1 755
Net exposure on assets	2 843	3 952	2 722	4 181
Long-term debt	(153)	(1 651)	(103)	(31)
Short-term debt	—	(23)	(2 542)	(22)
Trade and other payables	(128)	(1 248)	(166)	(986)
Bank overdraft	—	—	—	(14)
Net exposure on liabilities	(281)	(2 922)	(2 811)	(1 053)
Exposure on external balances	2 562	1 030	(89)	3 128
Net exposure on balances between group companies	(2 391)	9 584	(2 871)	8 262
Total net exposure	171	10 614	(2 960)	11 390

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the group is excluded from the information provided.

A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2017.

	2018		2017
		Income		Income
	Equity	statement	Equity	statement
	Rm	Rm	Rm	Rm
Euro	17	17	(296)	(296)
US dollar	1 053	1 053	1 139	1 139

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instruments, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and may manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. In some cases, we may also use other interest rate derivatives, which enables us to mitigate the risks associated with this exposure.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Our exposure to and assessment of the risk

In July 2015, we entered into an interest rate swap to convert approximately 50% of the variable Libor rate exposure of the US$3 995 million term loan facility from a Libor rate to a fixed rate. The loan was incurred by Sasol Chemicals (USA) LLC to part fund the capital expenditure of the LCCP. The instrument effectively allows Sasol to swap the variable LIBOR for a fixed rate. The swap is settled on a quarterly basis, and has been designated as the hedging instrument in a cash flow hedge.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2018	2017
	Rm	Rm
Variable rate instruments
Financial assets	18 657	29 044
Financial liabilities	(58 908)	(38 454)
	(40 251)	(9 410)
Fixed rate instruments
Financial assets	97	250
Financial liabilities	(51 144)	(44 395)
	(51 047)	(44 145)
Interest profile (variable: fixed rate as a percentage of total financial assets)	99:1	99:1
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	54:46	46:54

40                                  Financial risk management and financial instruments continued

40.1                        Financial risk management continued

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2018. The sensitivity has been calculated including consideration of the effect of existing interest rate swap derivative instruments. Interest on the loan is paid quarterly, based on the prevailing Libor rate. Interest is recognised in the income statement using the effective interest rate method. The cash flow hedge reserve will be reclassified to profit and loss on a similar basis. Currently the total notional exposure hedged under the swap is US$2,00 billion (2017 - US$1,98 billion).

	Income statement – 1% increase
			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2018	(66)	6	(362)	18
30 June 2017	(82)	7	(42)	23

	Income statement – 1% decrease
			United States
	South Africa	Europe*	of America*	Other*
	Rm	Rm	Rm	Rm
30 June 2018	66	(6)	362	(18)
30 June 2017	81	—	—	—

*                      A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not considered reasonably possible that the repo interest rates will decrease below 0%.

			Fair value loss	Fair value loss		Over-
			recognised	recognised	Over-	effectiveness
			in other	in other	effectiveness	recognised
	Average		comprehensive	comprehensive	recognised in	in profit
	fixed		income	income	profit and loss	and loss
	rate		2018	2017	2018	2017
	%	Expiry	Rm	Rm	Rm	Rm
Interest rate derivatives - cash flow hedge
US$ – pay fixed rate receive floating rate**	2,70	December 2026	(950)	(1 560)	52	14

**               Losses incurred on the movement in the swap derivative were recognised in other comprehensive income, as part of the effect of cash flow hedges, as it has been designated as the hedging instrument in the cash flow hedge of approximately 50% of the LIBOR risk associated with the US$3 995 million borrowings to fund the LCCP. This is capitalised to assets under construction as part of the specific borrowing cost of the LCCP.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

Crude oil and coal price

The group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales and export coal sales. The group entered into hedging contracts which provide downside protection against decreases in the Brent crude oil price and export coal price.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply, demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

For forecasting purposes, a US$1/barrel increase in the average annual crude oil price will impact operating profit by approximately R860 million (US$66 million) in 2019 (R850 million (US$62 million) in 2018). This is based on an average rand/US dollar exchange rate assumption of R13,00.

This calculation is done at a point in time and is based on a 12-month average oil price at a constant 12-month average exchange rate. It may be used as a general rule but the sensitivity is not linear over large absolute changes in the oil price and hence applying it to such scenarios may lead to an incorrect reflection of the change in profit from operations.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2018	2017
	US$	US$
High	80,29	56,30
Average	63,62	49,77
Low	46,53	40,26

The following futures were in place at 30 June:

	Contract		Within	Contract		Within
	amount	Fair value	one year	amount	Fair value	one year
	2018	2018	2018	2017	2017	2017
	Rm	Rm	Rm	Rm	Rm	Rm
Crude oil futures	2 792	(91)	(91)	1 602	52	52

Sensitivity analysis

A 10% increase of the commodity prices at 30 June would have increased the fair value losses recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. This calculation has been performed on the same basis for 2017.

	2018	2017
	Rm	Rm
Crude oil	(153)	(95)

Sensitivity analysis

A 10% decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

40           Financial risk management and financial instruments continued

40.1        Financial risk management continued

Summary of our derivatives

In the normal course of business, the group enters into a various of derivative transactions to mitigate our exposure to the Rand/ US dollar exchange rates, oil price and coal price. Derivative financial instruments are entered into over foreign exchange, interest rate, and commodity exposures. Derivative instruments used by the group in hedging activities include swaps, options, forwards and other similar types of instruments based on foreign exchange rates, interest rates and the prices of commodities.

Income statement impact

	2018	2017	2016
	Rm	Rm	Rm
Financial instruments
Net (loss)/gain on derivative instruments
Foreign exchange contracts (losses)/gains	121	(1 107)	920
Put option crude oil derivatives	(3 303)	(237)	—
Zero cost collar foreign exchange derivatives	936	1 608	—
Crude oil futures	(687)	277	330
Coal swaps	(1 024)	94	—
Ethane swaps	29	—	—
Interest rate swap	52	14	15
	(3 876)	649	1 265

Statement of financial position impact

	2018	2017
	Rm	Rm
Financial instrument
Derivative financial assets
Foreign exchange contracts	42	4
Coal swaps	—	21
Crude oil futures	—	52
Zero cost collar	979	1 546
Crude oil options	482	1 116
Interest rate swap	291	—
Ethane swaps	33	—
	1 827	2 739
Derivative financial liabilities
Foreign exchange contracts	(45)	(393)
Coal swaps	(414)	(2)
Crude oil futures	(91)	—
Zero cost collar	(1 317)	(3)
Interest rate swap	(45)	(1 070)
	(1 912)	(1 468)
Non-derivative financial liabilities
Financial guarantees	(147)	(5)
	(2 059)	(1 473)

Derivatives designated in hedge relationships

An interest rate swap was entered into in July 2015, to ultimately hedge 50% of the Libor exposure of the borrowings taken out to fund the LCCP project. The instrument effectively allows Sasol to swap the variable LIBOR rate for a fixed rate. The swap is settled on a quarterly basis, and has been designated as the hedging instrument in a cash flow hedge. Interest on the loan is paid quarterly, based on the prevailing Libor rate. Interest is recognised in the income statement using the effective interest rate method. The cash flow hedge reserve is reclassified to profit and loss on a similar basis. At 30 June 2018 the total notional exposure hedged under the swap is US$2 billion (2017 – US$1,98 billion).

	Fair value	Fair value
	of assets	of assets
	(liabilities)	(liabilities)
	2018	2017
	Rm	Rm
Interest rate derivatives - cash flow hedge	246	(1 070)

	Fair value	Fair value	Fair value	Fair value		Contract /	Contract /
	of assets	of assets	of liabilities	of liabilities		Notional	Notional
	2018	2017	2018	2017		amount*	amount*
	Rm	Rm	Rm	Rm		2018	2017
Derivatives held for trading
Foreign exchange
contracts	42	4	(45)	(393)	US$m	226	300
Crude oil futures	—	52	(91)	—	US$m	194	123
	42	56	(136)	(393)

*      The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

In addition to foreign exchange contract utilised in normal operating activities, the following derivatives were entered into to mitigate the risks associated with the crude oil price, the Rand/USD exchange rate and the coal price.

		2018	2017
Brent crude oil - Put options
Premium paid	US$m	207	103
Number of barrels	million	98	55
Open positions	million	48	25
Settled	million	50	30
Average Brent crude oil price floor, net of costs (open positions)	US$/bbl	53,36	48,15
Realised losses recognised in the income statement	Rm	(1 605)	(732)
Unrealised (losses)/gains recognised in the income statement	Rm	(1 698)	495
Amount included in the statement of financial position	Rm	482	1 116

Rand/US dollar currency - Zero-cost collar instruments
US$ exposure - open positions	US$bn	4	4
Annual average floor	R/US$	13,14	13,46
Annual average cap	R/US$	15,14	15,51
Realised gains recognised in the income statement	Rm	2 772	—
Unrealised (losses)/gains recognised in the income statement	Rm	(1 836)	1 608
Amount included in the statement of financial position	Rm	(338)	1 543

Export coal - Swap options
Number of tons	million	4,20	3,93
Open positions	million	1,40	2,10
Settled	million	2,80	1,83
Average coal swap price (open positions)	US$/ton	81,82	77,52
Realised (losses)/gains recognised in the income statement	Rm	(618)	74
Unrealised (losses)/gains recognised in the income statement	Rm	(406)	20
Amount included in the statement of financial position	Rm	(414)	19

Ethane - Swap options
Number of barrels	million	5,80	—
Open positions	million	3,50	—
Settled	million	2,30	—
Average ethane swap price (open positions)	US$c/gal	27	—
Realised losses recognised in the income statement	Rm	(1)	—
Unrealised gains recognised in the income statement	Rm	30	—
Amount included in the statement of financial position	Rm	33	—

40           Financial risk management and financial instruments continued

40.1        Financial risk management continued

Sensitivity analysis

The fair value of significant derivatives held for trading is impacted by a number of market observable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes:

				Brent crude oil
		Volatility		price		Rand/US$	US$ Libor curve
30 June 2018		+2%	-2%	+USD 2/bbl	-USD 2/bbl	-R1/USD*	+0,5%	-0,5%
Crude oil options	Rm	88	(80)	(68)	81
Zero-cost collar	Rm	27	(22)			2 731
Interest rate swap	Rm						866	(865)
30 June 2017
Crude oil options	Rm	50	(50)	(351)	427
Zero-cost collar	Rm	90	(99)			3 479
Interest rate swap	Rm						940	(940)

*                 A weakening of the Rand/US$ spot exchange rate of R1,41, will likely result in the spot price falling within the corridor of the cap and floor rates of the zero-cost collars. No gain or loss will be made if these derivatives are settled at a spot price between the cap and floor. The exchange rate would have to weaken by at least R1,41/US$, up to the cap of R15,14, before losses are incurred on the derivatives.

40.2        Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1  Quoted prices in active markets for identical assets or liabilities.

Level 2  Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3  Inputs for the asset or liability that are unobservable.

	Fair value			Fair value
	30 June			hierarchy
Financial instrument	2018	Valuation method	Significant inputs	of inputs
Financial assets
Investments in listed securities	682	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	244	Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

Level 3
Other long-term investments	25	Discounted cash flow	Market related interest rates.	Level 3
Long-term receivables	3 883	Discounted cash flow	Market related interest rates.	Level 3
Derivative assets	1 827	Forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, coal prices, crude oil prices	Level 2
Trade and other receivables	26 648	Discounted cash flow	Market related interest rates.	Level 3 *
Cash and cash equivalents	17 128	**	**	Level 1 **
Financial liabilities
Listed long-term debt	13 345	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	95 984	Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	2 035	Discounted cash flow	Market related interest rates	Level 3 *
Derivative liabilities	2 059	Discounted net cash flows, using a swap curve to infer the future floating cash flows, forward rate interpolator model, discounted expected cash flows, numerical approximation	US$Overnight Indexed Swap (OIS) curve, recovery probabilities, forward exchange contracted rates, coal prices, market foreign exchange rates	Level 2
Trade and other payables	26 518	Discounted cash flow	Market related interest rates	Level 3 *

*                 The fair value of these instruments approximates their carrying value, due to their short-term nature.

**          The carrying value of cash is considered to reflect its fair value.